MINEBEA CO.,LTD.
1-8-1 SHIMO-MEGURO
MEGURO-KU. TOKYO 153-8662 JAPAN
TELEPHONE: (81-3)5434-8611
FACSIMILE: (81-3)5434-8601



June 27, 2003

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549



SUPPL

RE; Minebea Co., Ltd. – File No. 82-4552

To whom it may concern:

Minebea Co., Ltd. is pleased to enclose for filing the following documents:

PROCESSED
JUL 11 2003
THOMSON
FINANCIAL

a) Press release dated on June 19, 2003
b) Notice of the 57th Ordinary General Meeting of Shareholders
c) Notice of the Resolutions Made at the 57th Ordinary General Meeting of Shareholders
d) 57th Business Term Business Report
e) Press release dated on June 27, 2003

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Akane Unno
Investor Relations

(Translation)
Press Release

03 JUL -3 AM 7:21

June 27, 2003

Minebea Co., Ltd.

Representative: Tsugio Yamamoto,
Representative Director
(Code No. 6479, TSE First Section)

Contact Person: Shunji Mase,
Executive Officer and General Manager of
Personnel & General Affairs Dept.
Naoyuki Kimura, Manager of Personnel &
General Affairs Department
Tel: 03-5434-8612/Fax: 03-5434-8601

Managerial Assignments

We would like to announce managerial assignments effective June 27, 2003 as follows:

1. Managerial Assignments

New Assignment	Former Assignment	Post to be Retained	Name
In charge of Accounting and Finance	In charge of Finance	Managing Executive Officer	Takashi Yamaguchi
General Manager of Internal Auditing Office	In charge of Accounting and General Manager of Accounting Dept. and Internal Auditing Office	Executive Officer	Sadahiko Oki
In charge of Business Administration and Investor Relations	In charge of Business Administration	Executive Officer	Hiroharu Katogi
General Manager of Accounting Dept.	Deputy General Manager of Accounting Dept.		Kazuo Misumi

(Translation)
Press Release

June 27, 2003

Minebea Co., Ltd.

Representative: Tsugio Yamamoto,
Representative Director
(Code No. 6479, TSE First Section)

Contact Person: Shunji Mase,
Executive Officer and General Manager of
Personnel & General Affairs Dept.
Naoyuki Kimura, Manager of Personnel &
General Affairs Dept.
Tel: 03-5434-8612 / Fax: 03-5434-8601

Minebea Introduces an Executive Officer System and Changes to Management Structure

Minebea announced today that at the General Shareholder's Meeting and the Board of Directors Meeting on June 27, 2003, the resolutions to introduce an Executive Officer System and to amend the structure of the Board of Directors, as released on April 25, 2003, were approved. Members of the Board were elected and appointed as indicated below.

Representative Member of the Board, President and Chief Executive Officer	Tsugio Yamamoto	
Member of the Board, Senior Managing Executive Officer	Yoshihisa Kainuma	Member of the Tokyo Office Administration Executive Council, in charge of Personnel & General Affairs and Logistics & Procurement
Member of the Board, Senior Managing Executive Officer	Takayuki Yamagishi	General Manager of Engineering Headquarters
Member of the Board, Senior Managing Executive Officer	Rikuro Obara	General Manager of Manufacturing Headquarters and Karuizawa Manufacturing Unit
Member of the Board, Senior Managing Executive Officer	Ryusuke Mizukami	Member of Tokyo Office Administration Executive Council, in charge of Corporate Planning, Business Administration Information System and Environmental Preservation

Member of the Board, Senior Managing Executive Officer	Kenji Senoue	Member of Tokyo Office Administration Executive Council, in charge of Strategy Planning
Member of the Board, Senior Managing Executive Officer	Tosei Takenaka	In charge of Asian Region Operations
Member of the Board, Managing Executive Officer	Koichi Dosho	General Manager of Sales Headquarters, European & American Regional Sales Headquarters and European Region Operations
Independent Director	Atsushi Matsuoka	President and Representative Director of Keiaisha Co., Ltd.
Independent Director	Chanchai Leetavorn	Chairman of Asia Credit Plc.
Standing Corporate Auditor	Shinichi Mori	
Standing Corporate Auditor	Yoshinori Amano	
External Corporate Auditor	Mitsuo Ichikawa	
External Corporate Auditor	Isao Hiraide	
Managing Executive Officer	Takashi Yamaguchi	Member of Tokyo Office Administration Executive Council, in charge of Accounting and Finance
Managing Executive Officer	Tomihiro Maruta	General Manager of Fujisawa Manufacturing Unit
Executive Officer	Sadao Sawamura	General Manager of Information Systems Dept.
Executive Officer	Akihiro Hirao	General Manager of Omori Manufacturing Unit
Executive Officer	Sadahiko Oki	General Manager of Internal Auditing Office
Executive Officer	Takuya Naka	In charge of Legal and General Manager of Legal Dept.

Executive Officer	Yukio Shimizu	Deputy General Manager of Sales Headquarters (in charge of Japan & Asian Region), General Manager of Japan & Asian Regional Sales Headquarters
Executive Officer	Masayoshi Yamanaka	In charge of North and South American Region Operations
Executive Officer	Shunji Mase	General Manager of Personnel & General Affairs Dept., Secretary-General Office of Tokyo Office Administration Executive Council
Executive Officer	Hiroharu Katogi	In charge of Business Administration and Investor Relations
Executive Officer	Susumu Fujisawa	In charge of China Operations
Executive Officer	Masamitsu Osada	General Manager of Mechatronics Division
Executive Officer	Akio Okamiya	In charge of R&D Center of Karuizawa Manufacturing Unit, General Manager in charge of Chemical Integration Laboratory
Executive Officer	Eiichi Kobayashi	General Manager of Production Technology Center and Tool & Die Dept., Karuizawa Manufacturing Unit
Executive Officer	Motoyuki Niijima	General Manager of Measuring Components Division
Executive Officer	Tadahiko Mori	General Manager of Logistic Dept. and Sales Logistics Support Office
Executive Officer	Hiroyuki Yajima	General Manager of Bearing Division and Bearing Manufacturing Dept., Karuizawa Manufacturing Unit
Executive Officer	Masao Iwasa	General Manager of Administration Office, Karuizawa Manufacturing Unit

Executive Officer	Hirotaka Fujita	General Manager of Hamamatsu Manufacturing Unit, Electro Devices Division, Power Electronics Division and PE Manufacturing Dept.
Executive Officer	Kunio Shinba	General Manager of Global Storage Component Product Management
Executive Officer	Junichi Mochizuki	General Manager of Global Bearing Product Management

*****

03 JUL -3 AM 7:21


NMB
Minebea

Minebea Co., Ltd.

57th Business Term Business Report

April 1, 2002 ▶ March 31, 2003

Local Code No.6479

As the 57th Business Term (April 1, 2002-March 31, 2003) has ended, we would like to report our business summary.

During the current consolidated fiscal year, the Japanese economy as a whole remained sluggish and stayed under severe conditions, although exports recovered temporarily at the beginning of the year as inventory adjustment finished throughout the IT-related industry. With capital investment and consumer spending remaining low, domestic demand continued to be sluggish.

The U.S. economy temporarily showed a recovery trend at the beginning of the year with the completion of the IT-related inventory cutback and pickup in consumer spending; however, its conditions grew gradually severe, owing to such factors as plummeting stock prices triggered by depressed performance of hi-tech companies and by public distrust in corporate accounting and unstable Iraqi situation. The European economy, in the meantime, remained sluggish with a lagging growth in consumer spending, although exports picked up temporarily owing to the completion of the IT-related inventory adjustment. With increased exports and recovery of domestic demand such as consumer spending, the Asian economies remained relatively strong.

Demand from the information & telecommunications equipment industry - the major customer base of our mainstay products - recovered temporarily as inventory adjustment finished throughout the industry; however, it turned out low again in and after June 2002.

In this business climate, we redoubled our efforts to enhance productivity and efficiency of our sales activities to further improve product quality and to develop high value-added products.

■ Consolidated Business Result

Our full-year consolidated net sales stood at 272,202 million yen, down 7,141 million yen (-2.6%) year on year.

Operating income totaled 19,352 million yen and ordinary income amounted to 13,420 million yen, down 2,620 million yen (-11.9%) and 2,575 million yen (-16.1%), respectively, year on year, owing primarily to increasingly severe price competition. As extraordinary losses, we posted losses of 4,945 million yen on revaluation of investment securities arising from sharp declines in the prices of financial sector stock and other holdings, losses of 3,144 million yen in connection with withdrawal from the business of switching power supplies and related businesses, environmental preservation expenses for U.S. subsidiaries amounting to 1,206 million yen and other losses, and this resulted in net loss in the current term amounting to 2,434 million yen, down 7,732 million yen year on year.

■ Non-Consolidated Business Result

Net sales stood at 162,952 million yen, down 12,266 million yen (-7.0%) year on year. Operating income totaled 5,018 million yen and ordinary income amounted to 11,062 million yen, up 3,169 (171.5%) and 1,029 million yen (10.3%), respectively, compared with the previous year.

As extraordinary losses, we posted losses of 4,945 million yen on revaluation of investment securities arising from sharp declines in the prices of financial sector stock and other holdings; and losses of 2,280 million yen on revaluation of subsidiaries' stocks, such as losses in Minebea Electronics Co., Ltd., a wholly-owned subsidiary, owing to the withdrawal from the business of switching power supplies and related businesses and losses arising from the closure of a Malaysian speaker manufacturing subsidiary. Additionally, we recorded


■ Net Sales
(Unit: millions of yen)
■ Non-Consolidated ■ Consolidated
300,000
250,000
200,000
150,000
100,000
50,000
0
FY2001 FY2002 FY2003
■ Operating Income
(Unit: millions of yen)
■ Non-Consolidated ■ Consolidated
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
FY2001 FY2002 FY2003
■ Ordinary Income
(Unit: millions of yen)
■ Non-Consolidated ■ Consolidated
25,000
20,000
15,000
10,000
5,000
0
FY2001 FY2002 FY2003

income tax adjustment of 1,168 million yen owing to tax effect accounting. This resulted in net income of 1,227 million yen, down 3,124 million yen (-71.8%) compared with the previous year.

■ Outlook for The Next Term

For the next consolidated fiscal year, we expect the Japanese economy will remain stagnant for some more time, owing mainly to continuation of severe employment and income situations and low consumer spending, though a decreasing trend of capital investment has almost bottomed out. However, in the second half of the next year, we expect overseas economy will recover and exports will increase, thereby putting the Japanese economy on a track to slow recovery. In the U.S. economy, the pace of recovery is beginning to slacken, and how the aftermath of the Iraqi War will affect the economy seems uncertain. Despite these negative factors, we expect that owing to tax reduction, consumer spending will pick up and capital investment will recover in the second half of the year, thereby putting the U.S. economy back on a track to growth. The European economy will continue to show a decelerating trend for some time; however, it will recover slowly in the second half of the year and thereafter, owing to a pickup in exports. We initially predicted that the Asian economies, though relatively strong, would decelerate temporarily in the first half because of slowdown in overseas economies but would recover in the second half of the year. However, given unstable factors created by the recent spread of SARS, business outlook remains uncertain in this region.

We intend to enchance and further expand our manufacturing and sales, and improve our business results.

We look forward to your continuous support and guidance.



山本次男

Tsugio Yamamoto
Representative Director
June 2003


■ Net Income
(Unit: millions of yen)
■ Non-Consolidated ■ Consolidated
15,000
12,000
9,000
6,000
3,000
0
-3,000
FY2001 FY2002 FY2003
■ Total Assets
(Unit: millions of yen)
■ Non-Consolidated ■ Consolidated
500,000
400,000
300,000
200,000
100,000
0
FY2001 FY2002 FY2003
■ Shareholders' Equity
(Unit: millions of yen)
■ Non-Consolidated ■ Consolidated
200,000
150,000
100,000
50,000
0
FY2001 FY2002 FY2003

Performance of Industry Category

Machined Components Business

■ We decided to aggressively expand our ball bearing business and to raise monthly production and shipments by 30 million pieces to 180 million pieces. At the same time, we further fortified our cost competitiveness by introducing a new production system and implementing productivity enhancement measures. Shipments of ball bearings, including those for internal usage, increased 16% from the previous fiscal year.

■ To respond to mid to long-term growth in HDD market, we expanded our market share for pivot assemblies by approximately 10 percentage points to 70%.

Sales in the machined components business amounted to 118,117 million yen, down 3,908 million yen (3.2%), compared with the previous fiscal year. Sales of ball bearings increased in China and South East Asia regions, mainly for applications such as household electrical appliances and information and telecommunications equipment, owing to our vigorous sales expansion effort. However, sales of certain types of ball bearings and rod-end and spherical bearings declined due to stagnant demand from the aerospace industry. Decline in sales in the automotive wheel business, which was terminated during the previous fiscal year, by approximately 1,300 million yen also had some effect.

Operating income in the machined components business amounted to 18,519 million yen, down 3,616 million yen (16.3%), compared with the previous fiscal year. Accordingly, operating income margin was 15.7%, a decline by 2.4 percentage points from the previous fiscal year. Profitability of ball bearings remained stable, however, decline in sales of rod-end and spherical bearings and fall in margin of pivot assemblies, caused by lower selling prices, were reasons.

■ Changed in Net Sales and Operating Income (Industry)



Electronic Devices and Components Business
Machined Components Business
Net Sales
(Unit: millions of yen)
300,000
250,000
200,000
150,000
100,000
50,000
0
Operating Income
(Unit: millions of yen)
40,000
30,000
20,000
10,000
0
-500
151,910
156,303
154,084
8,259
23,906
22,135
Δ162
832
18,519
Net Sales
Operating Income
FY2001
FY2002
FY2003

Electronics Devices and Components Business

■ Sales of HDD spindle motors, fan motors and PC keyboards reached a new high, as a result of market share expansion.

■ We expanded sales in the new markets for spindle motors by promoting transition to fluid dynamic bearings.

■ We agreed with Matsushita Electric Industrial Co., Ltd. on consignment production of FDB spindle motors for HDDs, and joint product development and consignment production of fan motors.

■ We established a joint venture with the Huan Hsin group to produce PC keyboards in China.

■ We decided to withdraw from the unprofitable switching power supply and related business.

■ We terminated the manufacturing of floppy disk drive (FDD) subassemblies.

■ We re-expanded our light device operations with a particular emphasis on back lights units.

Sales in the electronic devices and components business amounted to 154,084 million yen, down 2,219 million yen (1.4%), compared with the previous fiscal year. Fan motors recorded large growth in sales owing to strong sales for game applications and CPU cooling fans, as well as expansion of market share. HDD spindle motors and PC keyboards also increased sales as a result of market share expansion. However, sales of stepping motors declined due to lower average price, as a result of miniaturization and change in product mix, sales of speakers fell due to lower demand from main customers, and sales of electronic devices dropped due to the end in FDD subassembly business.

Operating income in the electronic devices and components business amounted to 832 million yen, up 994 million yen, compared with the previous fiscal year. Performance by HDD spindle motors, electronic devices, and switching power supplies and related business deteriorated, however, strong results by fan motors and keyboards lifted the overall income level. We decided to withdraw from switching power supplies and related businesses at the end of the business term.



The Performance by Geographical Segment

■ Japan

Owing to continuation of sluggish demand from the information & telecommunications equipment industry, coupled with the effect of production shift by many of our customers to their overseas subsidiaries to cope with growing deflationary pressure, net sales amounted to 72,754 million yen, down 10,950 million yen (-13.1%) year on year. Operating income, on the other hand, increased 2,366 million yen (308.5%) year on year to 3,133 million yen, owing largely to a decrease in import prices from overseas subsidiaries.



• Net Sales in Japan
(Unit: millions of yen)
150
120
90
60
30
0
117,141
83,704
72,754
FY2001
FY2002
FY2003
26.7%
Percentage of net sales
16.2%
Percentage of operating income

■ Asia excluding Japan

This region has become an increasingly important manufacturing base for Japanese, European, and American manufacturers of personal computers and household electrical appliances. Though affected by the slower-than-expected recovery in demand from the information & telecommunications equipment industry in Japan, Europe, and the U.S., sales were firm owing to the progress in production shift to this region by our Japanese customers. At the same time, price competition is getting more intense as production expands in this part of the world.

As a consequence, net sales amounted to 107,789 million yen, up 11,906 million yen (12.4%), and operating income totaled 12,418 million yen, down 4,968 million yen (-28.6%), respectively, compared with the previous year.



• Net Sales in Asia (Excluding Japan)
(Unit: millions of yen)
150
120
90
60
30
0
74,067
95,883
107,789
FY2001
FY2002
FY2003
39.6%
Percentage of net sales
64.2%
Percentage of operating income

■ North and South America

Sales of electronic devices and components such as PC keyboards, speakers, and fan motors remained strong in this region. On the other hand, demand from the aerospace industry for rod-end bearings continued to decline after the 9-11 terrorist attacks in the U.S.

As a result, net sales and operating income decreased 4,572 million yen (-7.2%) and 110 million yen (-5.6%) to 58,997 million yen and 1,858 million yen, respectively, compared with the previous year.



• Net Sales in North and South America
(Unit: millions of yen)
150
120
90
60
30
0
58,253
63,569
58,997
FY2001
FY2002
FY2003
21.7%
Percentage of net sales
9.6%
Percentage of operating income

■ Europe

Sales of ball bearings, rod-end bearings and other products were firm, despite an increasingly decelerating trend in the European economy. On the other hand, sales of electronic devices and components such as keyboards were slow. As a result, net sales stood at 32,660 million yen and operating income amounted to 1,942 million yen, down 3,526 million yen (-9.7%) and up 92 million yen (5.0%), respectively, compared with the previous year.



• Net Sales in Europe
(Unit: millions of yen)
150
120
90
60
30
0
35,296
36,186
32,660
FY2001
FY2002
FY2003
12.0%
Percentage of net sales
10.0%
Percentage of operating income

During the current consolidated fiscal year, we accelerated our strategy focused on basic policy of strengthening our bearing operations and expanding precision small motor operations. We worked out a strategy of expanding our ball bearing operations and launched a new policy of establishing even more solid operating base. In the area of precision small motors and PC keyboards, we promoted development of new products, enhanced cost competitiveness by improving sales efficiency and productivity, and put forth energetic efforts for business expansion.

As a result, we successfully increased sales of these products, despite sluggish demand from makers of information and telecommunications equipment, including primarily PCs, which is our major customer base. Overall, however, our performance during the period under review fell short of our projections, owing to an adverse effect of worsening market environment.

What became clear through reviewing our performance in the previous consolidated fiscal year was that operations in areas, such as miniature ball bearings, which enjoy a high degree of synergistic effect of ultra-precision machining and mass-production technologies and vertically integrated production system - the sources of Minebea's competitive strengths - showed a high profitability even in a severe business climate.

What has brought about Minebea's strong competitiveness and growth potential is our mindset, in which we face up to difficulties and continue consistent efforts to tide ourselves over difficulties. We believe it possible to attain further growth by seeing the presently severe business situation in its right perspective, enhancing management quality and accelerating strategy implementation.

We have decided to take the following five measures for short-term profitability improvement and to implement drastic changes in organization and management structure.

Measures to be taken to improve profitability in the consolidated fiscal year ending March 2004

■ **To turn spindle motor business profitable**
- Turnaround in the first half

■ **To improve profitability of pivot assemblies**
- To review production method and improve productivity

■ **To improve profitability of the business of other rotary devices and components**
- Improving efficiency and responding speedily to market needs under the new organization
- Termination of FDD operations in the consolidated fiscal year ended March 2003
- Launching lighting devices business on a full scale

■ **To further expand fan motor operations**
- Putting fans, jointly developed with Matsushita Motor Company, on the market

■ **Terminating the business of switching power supplies and other related business**
- Termination to be completed by December 2003

Organizational changes and new management structure

■ **Introduction of Executive Officer System**
- Speedier management decision-making and business execution
- Vitalization of organization and human resources

■ **Integration of manufacturing headquarters and establishment of the Engineering Headquarters**
- Combining the markets and technologies of mechanical components and electronic components and devices
- Effective use of management resources
- Speedier response to market needs

■ **Introduction of EVA management system**
- Improving investment efficiency
- Introduction of EVA-based bonus program

At the same time, in the ball bearing operations, we intend to build production capacity of 180 million pieces per month by the end of the current consolidated fiscal year, increase production/sales, and substantially improve production efficiency by introducing a new production method in order to achieve unmatched competitiveness and a large market share.

To date, we have pursued self-contained speed-conscious management on the basis of the three sources of our competitive strengths. However, if we are ensured sufficiently speedy management, we do not have to stick to being self-contained in accumulating and utilizing management resources that we lack. Specifically, we have successfully formed strategic alliance with Matsushita Electrical Industrial Co., Ltd. and the Huan Hsin Group in Taiwan. We intend to actively pursue strategic alliance and M&A with various companies in the future, thereby establishing the structure to meet market needs speedily and efficiently.

We have substantially amended our medium-term management plan that we previously announced, and have set the following new goals for the consolidated fiscal years ending March 2004 and March 2005. We aim to achieve these goals by all means.

(Unit: millions of yen)

	FY2003 (Apr.2002 ~ Mar.2003)	FY2004 (Apr.2003 ~ Mar.2004)	FY2005 (Apr.2004 ~ Mar.2005)
Net sales	272,202	280,000	300,000
Operating income	19,532	21,000	28,000
Ordinary income	13,420	17,000	25,000
Pre-tax profit	495	16,000	24,000
Net income	-2,434	8,500	15,000



Minebea Products in a Variety of Applications

Minebea's mainstay miniature and small-sized ball bearings are used in many familiar pieces of equipment in offices and homes. We show you here how many miniature or small-sized ball bearings are used in devices useful to your everyday lives. Figures in parentheses show the number of ball bearings used in such devices.

Kitchen and Bathroom

- Refrigerator (2)
- Cooking appliance (2~3)
- Dryer (1)
- Washing machine (1)
- Washlet toilet seat (4)
- Microwave oven (2)
- Water heater (4)
- Disposer (2)

Study

- Laser printer (6)
- Notebook PC (8)
- Desktop PC (8)
- Copy machine (6)
- Fax machine (2)

Garage

- Window shutters (2)
- Automotive components (50~60)

Hobbies and Recreation

- Fishing reel (4)
- In-line roller skate (16)
- Roller shoes (4)
- Radio controlled device (2)
- Power tool (2)

Living Room and Bedroom

- Ventilating fan (3)
- Electric fan (3)
- Air conditioner (9)
- Air purifier (2)
- Futon dryer (2)
- Home audio system (2)
- VCR (4)
- DVD recorder with a built-in HDD (2~3)
- Video camera (2)
- Oil fan heater (2)
- Sewing machine (8)
- Health appliance (10)
- Vacuum cleaner (2)
- Low table with leg heater (2)

Between 100 and 200 ball bearings are used in an average Japanese household.

● Consolidated Balance Sheet (Unit: millions of yen)

Item	Fiscal year 2003 (as of March 31, 2003)	Fiscal year 2002 (as of March 31, 2002)
Assets		
Current Assets	**127,447**	**131,548**
Cash and cash equivalents	14,177	13,952
Notes and accounts receivable	54,085	51,281
Inventories	43,204	49,887
Deferred tax assets	8,593	6,521
Others	7,856	10,406
Allowance for doubtful receivables	(469)	(501)
Fixed Assets	**192,608**	**218,471**
Tangible fixed assets	162,960	183,437
Intangible fixed assets	13,749	15,504
Investments and other assets	15,898	19,528
Deferred Assets	**13**	**17**
Total Assets	**320,069**	**350,037**
Liabilities		
Current Liabilities	**134,459**	**156,908**
Notes and accounts payable	24,025	26,115
Short-term loans payable	67,475	61,618
Commercial paper	3,000	—
Current portion of long-term loans payable	787	28,019
Current portion of bonds	10,000	—
Current portion of convertible bonds	—	13,823
Others	29,170	27,332
Long-term Liabilities	**87,128**	**80,301**
Bonds	28,000	35,000
Convertible bonds	27,080	27,080
Bonds with warrant	4,000	4,000
Long-term loans payable	26,782	13,132
Others	1,266	1,089
Total Liabilities	**221,587**	**237,209**
Minority Interest in Consolidated Subsidiaries	**269**	**95**
Shareholders' Equity		
Common stock	**68,258**	**68,258**
Additional paid-in capital	**94,756**	**94,756**
Retained earnings	**(454)**	**4,774**
Difference on revaluation of other marketable securities	**(37)**	**(1,718)**
Foreign currency translation adjustments	**(64,274)**	**(53,333)**
Treasury stock	**(37)**	**(6)**
Total Shareholders' Equity	**98,212**	**112,731**
Total Liabilities, Minority Interest in Consolidated Subsidiaries and Shareholders' Equity	**320,069**	**350,037**

Note: Amounts less than one million yen are omitted.

● Consolidated Profit and Loss Statement (Unit: millions of yen)

Item	Fiscal year 2003 (Apr. 2002 thru Mar. 2003)	Fiscal year 2002 (Apr. 2001 thru Mar. 2002)
Net sales	**272,202**	**279,344**
Cost of sales	**203,500**	**206,060**
Gross profit	**68,702**	**73,283**
Selling, general and administrative expenses	**49,350**	**51,311**
Operating income	**19,352**	**21,972**
Other income	**1,226**	**1,801**
Interest income	243	586
Dividends income	48	43
Equity income of affiliates	10	—
Others	923	1,171
Other expense	**7,158**	**7,778**
Interest expenses	4,765	5,673
Foreign currency exchange loss	506	827
Equity loss of affiliates	—	21
Others	1,886	1,256
Ordinary income	**13,420**	**15,995**
Extraordinary income	**37**	**1,727**
Gain from discharge of debts	—	714
Gain on sales of fixed assets	34	247
Gain on sales of investments in securities	3	—
Reversal of allowance for doubtful receivables	—	269
Reversal of allowance for loss on the liquidation of the automotive wheel business	—	496
Extraordinary loss	**12,961**	**4,773**
Loss on disposal of inventories	—	1,125
Loss on sales of fixed assets	110	225
Loss on disposal of fixed assets	602	386
Loss on sales of investments in securities	—	6
Loss on revaluation of investments securities	4,945	1,466
Loss on liquidation of affiliates companies	1,843	937
Loss on liquidation of the business of switching power supplies, inductors and transformers,etc.	3,144	—
Loss for after-care of products	482	—
Environmental preservation expense	1,206	—
Retirement benefit expense	626	626
Income before income taxes	**495**	**12,948**
Total income taxes	2,906	7,629
Minority interest in earnings of consolidated subsidiaries	23	20
Net income (loss)	**(2,434)**	**5,298**

Note: Amounts less than one million yen are omitted.

● Consolidated Statements of Retained Surplus (Unit: millions of yen)

Item	Fiscal year 2003 (Apr. 2002 thru Mar. 2003)	Fiscal year 2002 (Apr. 2001 thru Mar. 2002)
Capital retained earnings		
Additional paid-in capital at beginning of year	94,756	94,756
Increase of additional paid-in capital	—	—
Decrease of additional paid-in capital	—	—
Additional paid-in capital at end of year	94,756	94,756
Retained earnings		
Retained earnings at beginning of year	4,774	2,533
Increase of retained earnings	—	5,342
Net income	—	5,298
Others	—	43
Decrease of retained earnings	5,227	3,100
Net loss	2,434	—
Cash dividends	2,793	2,794
Bonus to directors and corporate auditors	—	66
Others	—	240
Retained earnings at end of year	(454)	4,774

Note: Amounts less than one million yen are omitted.

● Consolidated Statements of Cash Flows (Unit: millions of yen)

Item	Fiscal year 2003 (Apr. 2002 thru Mar. 2003)	Fiscal year 2002 (Apr. 2001 thru Mar. 2002)
Cash Flows from Operating Activities	32,279	34,017
Cash Flows from Investing Activities	(16,233)	(24,346)
Cash Flows from Financing Activities	(15,471)	(8,317)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(349)	669
Net Increase in Cash and Cash Equivalents	224	2,022
Cash and Cash Equivalents at beginning of year	13,952	11,930
Cash and Cash Equivalents at end of year	14,177	13,952

Note: Amounts less than one million yen are omitted.

Non-Consolidated Balance Sheet (Unit: millions of yen)

Item	Fiscal year 2003 (as of March 31, 2003)	Fiscal year 2002 (as of March 31, 2002)
Assets		
Current Assets	**128,363**	**136,349**
Cash and cash equivalents	7,487	4,421
Notes receivable	2,249	1,952
Accounts receivable-trade	36,680	41,533
Inventories	10,492	11,377
Short-term loans receivable from subsidiaries	60,202	64,632
Deferred tax assets	4,231	3,641
Others	7,121	9,024
Allowance for doubtful receivables	(100)	(233)
Fixed Assets	**234,305**	**240,513**
Tangible fixed assets	**32,073**	**33,435**
Intangible fixed assets	**841**	**844**
Investments and other assets	**201,391**	**206,233**
Investments in securities	3,730	5,497
Investments securities in subsidiaries	155,357	156,804
Investments in partnerships with subsidiaries	27,733	27,608
Long-term loans receivable from subsidiaries	8,567	7,425
Long-term deferred tax assets	7,983	10,862
Others	1,994	1,738
Allowance for doubtful receivables	(3,975)	(3,705)
Deferred Assets	**13**	**17**
Total Assets	**362,682**	**376,880**
Liabilities		
Current Liabilities	**100,327**	**124,025**
Notes payable	2,998	3,986
Accounts payable-trade	23,817	28,820
Short-term loans payable	52,033	39,875
Commercial paper	3,000	—
Current portion of long-term loans payable	500	27,700
Current portion of bonds	10,000	—
Current portion of convertible bonds	—	13,823
Accrued income taxes	71	65
Accrued bonuses	1,943	2,090
Others	5,963	7,664
Long-term Liabilities	**81,114**	**71,632**
Bonds	28,000	35,000
Convertible bonds	27,080	27,080
Bonds with warrant	4,000	4,000
Long-term loans payable	22,000	5,500
Allowance for retirement benefits	34	52
Total Liabilities	**181,442**	**195,657**
Shareholders' Equity		
Common stock	**68,258**	**68,258**
Additional paid-in capital	**94,756**	**94,756**
Capital reserve	94,756	94,756
Retained earnings	**18,299**	**19,932**
Earned surplus	2,085	2,085
Voluntary reserve	11,500	10,000
General reserve	11,500	10,000
Unappropriated retained earnings	4,714	7,847
[including current net income]	[1,227]	[4,351]
Difference on revaluation of the marketable securities	**(36)**	**(1,718)**
Treasury stock	**(37)**	**(6)**
Total Shareholders' Equity	**181,240**	**181,222**
Total Liabilities and Shareholders' Equity	**362,682**	**376,880**

Note: Amounts less than one million yen are omitted.

● Non-Consolidated Profit and Loss Statement (Unit: millions of yen)

Item	Fiscal year 2003 (Apr. 2002 thru Mar. 2003)	Fiscal year 2002 (Apr. 2001 thru Mar. 2002)
Ordinary Income and Expenses		
Operating income and expenses		
Operating income	**162,952**	**175,218**
Net sales	162,952	175,218
Operating expenses	**157,934**	**173,369**
Cost of sales	136,897	150,915
Selling, general and administrative expenses	21,036	22,454
Operating income	**5,018**	**1,848**
Other income and expense		
Other income	**9,420**	**11,530**
Interest income	969	942
Dividends received	7,786	9,828
Rent income on fixed assets	504	487
Others	159	271
Other expenses	**3,375**	**3,345**
Interest and discount charges	1,392	1,455
Interest on bonds	1,252	1,270
Foreign currency exchange loss	294	187
Others	436	431
Ordinary income	**11,062**	**10,033**
Extraordinary Income and Loss		
Extraordinary income	**450**	**2,192**
Gain from discharge of debts	—	682
Gain on sales of fixed assets	123	365
Gain on sales of investments in securities	3	—
Gain on sales of investments securities in subsidiaries	—	250
Liquidation dividend from subsidiary company	205	—
Reversal of allowance for doubtful receivables	118	398
Reversal of allowance for loss on the liquidation of the automotive wheel business	—	496
Extraordinary loss	**8,117**	**3,969**
Loss on disposal of inventories	—	965
Loss on sales of fixed assets	117	209
Loss on sales of investments in securities	—	6
Loss on revaluation of investments in securities	4,945	1,466
Allowance for doubtful receivables	—	292
Loss on revaluation of investments securities in subsidiaries	2,280	527
Loss on liquidation of affiliated companies	256	7
Loss for after-care of products	23	—
Retirement benefit expense	494	494
Income before income taxes	**3,395**	**8,257**
Income taxes (including enterprise tax)	999	801
Adjustment of income taxes	1,168	3,104
Total income taxes	2,167	3,905
Net income	**1,227**	**4,351**
Retained earnings brought forward from the previous year	3,486	3,495
Unappropriated retained earnings at end of year	**4,714**	**7,847**

Note: Amounts less than one million yen are omitted.



Corporate Data (as of June 27, 2003)

■ Corporate Data

Trade Name	Minebea Co., Ltd.
Established	July 16,1951
Capital	68,258 million yen
Number Of Employees	2,530 persons
Registered Headquarters	4106-73, Oaza Miyota, Miyota-Machi, Kitasaku-Gun, Nagano 389-0293, Japan Tel:+81 267- 32- 2200
Domestic Offices And Manufacturing Units	Tokyo Head Office, Karuizawa Manufacturing Unit, Hamamatsu Manufacturing Unit, Fujisawa Manufacturing Unit, Omori Manufacturing Unit

■ Management Organizations



Board of Directors
Corporate Auditors
Corporate Management Council
President and Chief Executive Officer
Business Reform Committee
Internal Auditing Office
Strategic Commodities Control Room
Environment Protection Committee
Tokyo Head Office Administration Executive Council
Personnel & General Affairs Dept.
Logistics Dept.
Procurement Dept.
Corporate Planning Dept.
Corporate Communications Office
Business Administration Dept.
Information Systems Dept.
Finance Dept.
Strategy Planning Dept.
Strategy Planning Office
Investor Relations Office
Office of Engineering Management
Accounting Dept.
Legal Dept.
Intellectual Property Office
Karuizawa Manufacturing Unit
Fujisawa Manufacturing Unit
Omori Manufacturing Unit
Manufacturing Headquarters
Mechatronics Division
Hamamatsu Manufacturing Unit
Measuring Instrument Division
Speaker Division
Engineering Headquarters
Sales Headquarters
Japan and Asia Regional Sales Headquarters
European and American Regional Headquarters

■ Board of Directors

Representative Director, President and Chief Executive Officer
- Tsugio Yamamoto

Directors, Senior Managing Executive Officers
- Yoshihisa Kainuma
- Takayuki Yamagishi
- Rikuro Obara
- Ryusuke Mizukami
- Kenji Senoue
- Tosei Takenaka

Director, Managing Executive Officer
- Koichi Dosho

Directors
- Atsushi Matsuoka
- Chanchai Leetavorn

■ Corporate Auditors

Standing Corporate Auditors
- Shinichi Mori
- Yoshinori Amano

Corporate Auditors
- Mitsuo Ichikawa
- Isao Hiraide

■ Executive Officers

Managing Executive Officers
- Takashi Yamaguchi
- Tomihiro Maruta

Executive Officers
- Sadao Sawamura
- Akihiro Hirao
- Sadahiko Oki
- Takuya Naka
- Yukio Shimizu
- Masayoshi Yamanaka
- Shunji Mase
- Hiroharu Katogi
- Susumu Fujisawa
- Masamitsu Osada
- Akio Okamiya
- Eiichi Kobayashi
- Motoyuki Niijima
- Tadahiko Mori
- Hiroyuki Yajima
- Masao Iwasa
- Hirotaka Fujita
- Kunio Shimba
- Junichi Mochizuki



Share Information (as of March 31, 2003)

Total Number of Shares Authorized	1,000,000,000 shares
Number of Shares Issued	399,167,695 shares
Number of Shareholders	23,188 persons

■ Major Shareholders (Top 10)

		(%)
The Mastertrust Bank of Japan Ltd. (Trust Account)	24,315,000	6.11
Keiaisha Co., Ltd.	20,000,000	5.02
Japan Trustee Service Bank, Ltd. (Trust Account)	19,843,000	4.98
Euroclear Bank SA/NV	13,477,000	3.38
Shinsei Bank, Ltd.	12,501,000	3.14
The Sumitomo Trust & Banking Co., Ltd.	12,349,000	3.10
Takahashi Industrial and Economic Research foundation	12,347,330	3.10
J.P. Morgan Trust Bank Ltd. (Non-taxable Account)	10,086,000	2.53
Sumitomo Mitsui Banking Corporation	10,000,475	2.51
State Street Bank And Trust Co.	9,098,660	2.29

■ Stock Prices On The Tokyo Stock Exchange


2,000
(Yen)
1,500
1,000
500
0
2000
2001
2002
2003

■ Shareholder Distribution

Number Of Shares (thousands of shares)


Individuals
47,965
(12.0%)
Foreign Corporations
114,365
(28.7%)
Other Corporate Bodies
37,340
(9.3%)
Financial Institutions
193,538
(48.5%)
Securities Firms
5,957
(1.5%)

Number Of Shareholders


Securities Firms 61 (0.3%)
Financial Institutions
144
(0.6%)
Other Corporate Bodies
402
(1.7%)
Individuals
22,257
(96.0%)
Foreign Corporations
324
(1.4%)



Receipt of Stock Dividends / Sales or Purchase of Shares Less than One Unit of Shares

Please receive your stock dividends at your earliest convenience.

You can receive your stock dividends at a post office by a mail transfer payment notice until Thursday, July 31, 2003.

Receiving your stock dividends after July 31, 2003

Sumitomo Trust & Banking Co., Ltd., our transfer agent, can handle payment of your stock dividends at its head office and branch offices after the expiry of the receivable period.

Loss of your mail transfer payment notice

In case of loss of your mail transfer payment notice, please contact the corporate agency department of Sumitomo Trust & Banking Co., Ltd. We will need some time to pay your stock dividends should this happen because we need to first confirm the amount of the unpaid dividends and then to arrange for payment.

We recommend that you receive your stock dividends through a bank transfer.

We recommend that you receive your stock dividends through a safe, reliable bank transfer. For details, please contact the corporate agency department of Sumitomo Trust & Banking Co., Ltd.

Sale or purchase of shares less than one unit of shares

Normally, you cannot sell or buy your shares falling short of one unit of shares (less than 1,000 shares) on the equity market. To sell or buy such shares, you need to submit a request of purchase of shares falling short of one unit of shares, or a request of sale of the number of shares that becomes one unit if added with such shares less than one unit now in hand. For further inquiries, please contact the corporate agency department of Sumitomo Trust & Banking Co., Ltd.

Shareholder Information

Business Year	From April 1 to March 31 of next year
Fiscal Year-End	End of March
Record date to be eligible to receive a divident	End of March
Ordinary General Meeting of Shareholders	June
Unitary Transaction Stock	1,000shares
Transfer Agent	5-33, Kitahama 4-Chome, Chuo-Ku, Osaka The Sumitomo Trust and Banking Co., Ltd.
Transfer Agent Branch	4-4, Marunouchi 1-Chome, Chiyoda-Ku, Tokyo The Sumitomo Trust and Banking Co., Ltd. Stock Transfer Agency Department
Attention for Delivery of Postal Matters	1-10, Nikko-Cho, Fuchu, Tokyo 183-8701 The Sumitomo Trust and Banking Co., Ltd. Stock Transfer Agency Department
Attention for Inquiries by Telephone	(For Change-of-Address Form and other forms, please apply to) 0120-175-417 (For inquiries, please contact) 0120-176-417
Attention for Web Site	http://www.sumitomotrust.co.jp/STA/retail/service/daiko/index.html
Intermediary Office	The Sumitomo Trust and Banking Co., Ltd. Head Office and each and every Branch in Japan
Transfer Fee	Free
Public Notice	The Nihon-Keizai Shinbun Public notices are displayed in The Nihon Keizai Shinbun. However, information with regard to balance sheets and statements of income, as stipulated in Section 3, Article 16 of the Low For Special Exceptions to the Commercial Code, is posted in our web site at http://www.minebea.co.jp/investors/disclosure/meeting/meeting_top.html
Common Stock Listings	Tokyo,Osaka,Nagoya and Singapore


PRINTED WITH
SOY INK

R100
Printed on 100% recycled paper

03 JUL -3 AM 7:21

(Translation)

Press Release

June 19, 2003

Minebea Co.,Ltd.

Solicitation of Voluntary Retirement

We hereby announce that our Board of Directors has resolved at a meeting on June 19, 2003, to solicit the following voluntary retirement:

1. Reason for the Solicitation

The reason for the solicitation is that we intend to optimize the number of employees at our Hamamatsu Manufacturing Unit, thereby slimming down our operations and enhancing efficiency. As announced on April 10, 2003, we have decided to discontinue the businesses of switching power supplies, inductors, transformers and soft ferrites, and to withdraw from these businesses swiftly.

In addition to the solicitation of voluntary retirement at the Hamamatsu Manufacturing Unit, we have also decided to solicit voluntary retirement in our domestic sales operations to reduce fixed costs by downsizing surplus manpower.

2. Outline of the Solicitation

1) Employees to be solicited:	Employees of the Hamamatsu Manufacturing Unit (including the consolidated subsidiary Minebea Electronics Co., Ltd.) and those of our domestic sales
2) Number to be solicited:	Approximately 170
3) Effective period:	From July 15, 2003 to July 31, 2003
4) Retirement date:	August 20, 2003
5) Addition to retirement allowances:	In addition to its prescribed retirement pay, the Company will provide extra allowances. The Company will also provide placement services to those who desire to receive such services.

3. Impact of the Solicitation

If the solicitation draws sufficient entries as expected, we expect to incur an extraordinary loss of approximately ¥400 million on a non-consolidated basis, reflecting payment of additional amounts and other benefits. On a consolidated basis, however, we approximate the extraordinary

loss at about ¥1.5 billion, including additional payouts, of which some ¥1.1 billion are included in the ¥3,144 million we registered as a liquidation loss of our switching power supplies business in the fiscal year ended March 31, 2003. We expect no significant impact on our consolidated and non-consolidated performance for the current fiscal year, as we foresee cost reduction effects as a result of implementing this measure in the second half of the current period.

Company Name: Minebea Co., Ltd.

Representative: Tsugio Yamamoto
President and Representative Director
(Code No. 6479 TSE Div. No. 1)

Contact Person: Shunji Mase
Director and General Manager of Personnel & General Affairs Dept.
(Tel: 03-5434-8612/Fax: 03-5434-8601)

(Translation)

The following is an English translation of the Notice of the 57th Ordinary General Meeting of Shareholders of Minebea Co., Ltd. to be held on June 27, 2003.
The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.

May 30, 2003

To the Shareholders

4106-73, Oaza Miyota, Miyota-machi,
Kitasaku-gun, Nagano Prefecture

Minebea Co., Ltd.
Tsugio Yamamoto
President and Representative Director



Notice of the 57th Ordinary General Meeting of Shareholders

The 57th Ordinary General Meeting of Shareholders (hereafter the "Meeting") will be held as indicated below. You are hereby cordially invited to attend the Meeting.

If you are unable to attend the Meeting, you may still exercise your voting rights as a Shareholder in writing or by electromagnetic method. In that event, please examine the contents of the reference documents attached hereunder and please vote in accordance with the guidance on voting set forth on the next page.

Particulars of the Meeting

1. Time:

Friday, June 27, 2003, beginning at 9:30 a.m.

2. Place:

1st floor of the new building of Asama Sunday House, 4106-282, Oaza Miyota, Miyota-machi, Kitasaku-gun, Nagano Prefecture

3. Purpose of the Meeting:

To report on:

The Balance Sheet as of March 31, 2003, the Business Report and the Profit and Loss Statement for the 57th Business Term (began on April 1, 2002 and ended on March 31, 2003).

To vote on:

First proposal:

Approval of the proposed appropriation of unappropriated retained earnings for the 57th Business Term.

Second proposal:

Partial revision of the Articles of Incorporation.

The substance of the proposal is shown on page21-27 of the "Reference Matters Relating to the Exercise of Shareholders' Voting Rights" attached hereunder.

Third proposal:

Election of Ten Directors

Fourth proposal:

Election of Three Corporate Auditors

Fifth proposal:

Payment of Retirement Allowances to the Retiring Directors and Corporate Auditor

Sixth proposal:

Amendment to Remuneration for Directors

(Translation)

********** ≪Guidance on Voting≫ ************

1. If you are able to attend the Meeting, you are requested to bring with you the voting ballot enclosed herewith to the Meeting and to hand the voting ballot at the reception.

2. If you are unable to attend the Meeting, please vote by sending the enclosed voting ballot by mail or by electromagnetic method (ie: by using the Internet) as follows.

【If you are voting by sending the voting ballot card by mail】

Please mark on the enclosed voting ballot whether you vote for or against each proposal, then sign and mail the voting ballot. The voting ballot must be received by our transfer agent by Thursday, June 26th 2003, which is one day before the Meeting.

【If you are voting by using Internet】

(1) Please access the Internet site for voting right exercise indicated below. Use the code and initial password that are indicated on the voting ballot, follow the guidance on the screen, and register your approval or disapproval of the proposals. Please register by Thursday, June 26th 2003, which is one day before the Meeting.

    The voting site URL is http://www.webdk.net/

(2) Please be advised that if you vote by returning the voting ballot by mail, as well as by using the Internet, the Internet instruction will be used as your vote.

(3) Please be further advised that you will pay for all the charges incurred for your voting by using the Internet site for voting right exercise, such as for dial-up connection with your Internet provider and/or for telecommunication.

(4) In order to access and use the Internet site for voting right exercise, Microsoft® Internet Explorer Version 5.5 or Netscape Version 6.2 is minimum requirement as Internet browser software.

If you have any question on any of the abovementioned matters, please dial **0120-186-417** to contact our transfer agent: Stock Transfer Agency Department of The Sumitomo Trust & Banking Co., Ltd., Tokyo, Japan.

(Translation)

(Attached Documents)

Business Report

(April 1, 2002 through March 31, 2003)

I. Overview of Operations

1. Operating Performance

During the period under review, exports recovered temporarily at the beginning of the year as inventory adjustment finished throughout the IT-related industry. However, with capital investment and consumer spending remaining low, domestic demand continued to be sluggish and Japanese economy as a whole remained sluggish.

The U.S. economy temporarily showed a recovery trend at the beginning of the year with the completion of the IT-related inventory cutback and pickup in consumer spending. However, its conditions grew gradually severe, owing to such factors as plummeting stock prices triggered by depressed performance of hi-tech companies and by public distrust in corporate accounting and unstable Iraqi situation.

The European economy, in the meantime, remained sluggish with a lagging growth in consumer spending, although exports picked up temporarily owing to the completion of the IT-related inventory adjustment.

With increased exports and recovery of domestic demand such as consumer spending, the Asian economies remained relatively strong.

Demand from the information & telecommunications equipment industry – the major customer base of our mainstay products – recovered temporarily as inventory adjustment finished throughout the industry; however, it turned out low again in and after June 2002.

In this business climate, we redoubled our efforts to enhance productivity and efficiency of our sales activities and to further improve product quality and to develop high value-added products; however, net sales stood at 162,952 million yen, down 12,266 million yen (-7.0%) year on year. Due to the decline of the import price of the goods imported from the foreign subsidiaries, operating income totaled 5,018 million yen and ordinary income amounted to 11,062 million yen, up 3,169 million yen (171.5%) and 1,029 million yen (10.3%), respectively, compared with the previous fiscal year.

As extraordinary losses, we posted losses of 4,945 million yen on revaluation of investment securities arising from sharp declines in the prices of financial sector stock and other holdings; and losses of 2,280 million yen on revaluation of subsidiaries' stocks, such as losses in Minebea Electronics Co., Ltd., a wholly-owned subsidiary, owing to the withdrawal from the business of switching power supplies and related businesses and losses arising from the closure of a Malaysian speaker manufacturing subsidiary. Additionally, we recorded income tax adjustment of 1,168 million yen owing to tax effect accounting. This resulted in net income of 1,227 million yen, down 3,124 million yen (-71.8%) compared with the previous fiscal year.

Performance by product segment is as follows:

Bearings

Bearings make up our core business. Major customer bases of ball bearings are makers of information & telecommunications equipment including personal computers (PCs) and makers of household electrical appliances such as VCRs and air conditioners.

Sales of ball bearings to household electrical appliance makers and to the automobile industry were firm, and those to the information & telecommunications equipment industry were relatively strong owing to our vigorous sales expansion effort, even though demand from this industry remained low.

As a result, net sales were 33,859 million yen, a small decline of 0.9% from the previous year.

(Translation)

Electronic Devices and Components

This product segment accounts for 62% of the Company's total sales. Amid the stagnant market for IT-related equipment, we terminated production and sale of floppy disk drives (FDDs) at the end of November last year. This resulted in a sharp decrease in sales of electronic devices, while sales of fan motors and keyboards were firm despite fierce competition.

Net sales amounted to 101,923 million yen, down 4.1% compared with the previous year.

Machinery Components

Sales of fasteners, sold mainly in the domestic market, continued to be weak. Sales of mechanical assembly components to the information & telecommunications equipment industry decreased considerably, chiefly because of the effect of production shift by many of our customers to their overseas subsidiaries to cope with growing deflationary pressure.

As a consequence, net sales decreased 14.3% year on year to 9,592 million yen.

Special Machinery Components and Others

Sales of special machinery components, supplied primarily to the Japanese Self-Defense Agency, remained weak owing mainly to the reduced budget for the Agency. Sales of other machinery components, which are mainly production machinery and dies supplied to our subsidiaries, declined as investment in production equipment decreased from the previous fiscal year.

As a consequence, net sales decreased 25.6% year on year to 17,578 million yen.

2. Capital Expenditure and Financing

Capital expenditure during the period under review totaled 2,345 million yen, mainly spent in enhancing and streamlining production equipment at the Karuizawa Manufacturing Unit, the Fujisawa Manufacturing Unit and the Omori Manufacturing Unit. These investments were funded out of cash on hand.

3. Outlook for the Future and Tasks to be accomplished

For the next consolidated fiscal year, we expect the Japanese economy will remain stagnant for some more time, owing mainly to continuation of severe employment and income situations and low consumer spending, though a decreasing trend of capital investment has almost bottomed out. However, in the second half of the next fiscal year, we expect overseas economy will recover and exports will increase, thereby putting the Japanese economy on a track to slow recovery.

In the U.S. economy, the pace of recovery is beginning to slacken, and how the aftermath of the Iraqi War will affect the economy seems uncertain. Despite these negative factors, we expect that owing to tax reduction, consumer spending will pick up and capital investment will recover in the second half of the next fiscal year, thereby putting the U.S. economy back on a track to growth.

The European economy will continue to show a decelerating trend for some time; however, it will recover slowly in the second half of the next fiscal year and thereafter, owing to a pickup in exports.

We initially predicted that the Asian economies, though relatively strong, would decelerate temporarily in the first half because of slowdown in overseas economies but would recover in the second half of the next fiscal year. However, given unstable factors created by the recent spread of SARS, business outlook remains uncertain in this region.

In this business climate, we will strive to steadily accomplish the following tasks in order to improve profitability and corporate value with the aim of becoming the world's strongest comprehensive supplier of precision components.

1) We will further expand our operations in the area of bearings and bearing-related products.
2) We will build our operations in the area of precision small motors, such as spindle motors for HDD (including fluid dynamic bearings) and fan motors, and other rotary components to the scale similar to our bearing operations.

(Translation)

3) We will increase the ratio of high-value-added products in all of our product categories and will expand product portfolio to meet diversifying market needs.

Additionally, we will implement an Executive Officer System as well as the structure change of the Board of Directors to cope with the increasingly severe business environment and inter-corporate competition in an appropriate and timely manner. Specifically, we will reduce the maximum number of Members of the Board of Directors, so that the Board of Directors will be able to fully perform its basic management policymaking and decision-making functions and business execution supervisory functions.

Under the new management structure, Executive Officers, empowered by President and Chief Executive Officer will be in charge of business execution and will assist President and Chief Executive Officer in accordance with the Company's basic management policies determined by the Board of Directors.

We look forward to the continued support and encouragement of our shareholders.

(Translation)

4. Records of Business Performance and Changes in Financial Position

(Unit: millions of yen unless otherwise noted)

	Fiscal year 2000 (4/99 – 3/00)	Fiscal year 2001 (4/00 – 3/01)	Fiscal year 2002 (4/01 – 3/02)	Fiscal year 2003 (4/02 – 3/03)
Net Sales	183,576	197,675	175,218	162,952
Ordinary income	11,062	12,127	10,033	11,062
Net income (or loss)	(19,597)	3,947	4,351	1,227
Net income (or loss) per share (yen)	(49.18)	9.89	10.90	3.08
Total assets	381,930	380,800	376,880	362,682
Shareholders' equity	180,344	180,559	181,222	181,240

Notes: *1. Starting from the Fiscal year 2003 (April 1, 2002 to March 31, 2003), the Accounting Standard for Annual Net Income Per Share (Corporate Accounting Standard No.2 specified by the Corporate Accounting Standard Commission, September 25, 2002) and the Accounting Standard Application Guideline for Annual Net Income Per Share (Corporate Accounting Standard Application Guideline No.4 specified by the Corporate Accounting Standard Commission, September 25, 2002) are applied to the calculation of net income (or loss) per share. As to net income (or loss) per share in the 57th term, we have found no difference between the amount calculated by the new method and the amount calculated as in the past.*

2. Amounts less than one million yen are omitted.

3. Net income (or loss) per share is calculated on the basis of the average number of issued shares during the relevant fiscal year.
Net income or loss per share was calculated by including treasury stocks up to fiscal year 2001/3 but is calculated by excluding treasury stocks from fiscal year 2002/3.

II. Overview of the Company (as of March 31, 2003)

1. Main business lines

Classification	Products
Bearings	Miniature ball bearings, small-sized ball bearings, rod-end and spherical bearings, etc.
Electronics devices and components	Small precision motors, fan motors, strain gauges, transducers, keyboards, speakers, transformers, switching power supplies, hybrid integrated circuits, hard and soft ferrites, inductors, etc.
Machinery components	Automotive and aerospace fasteners, tape guides, pivot assemblies, and gears
Special machinery and others	Aerospace and defense-related equipment, dies, machinery, jigs and tools, etc.

2. Overview of Shares

(1) Total number of shares authorized: 1,000,000,000 shares
(2) Number of shares issued: 399,167,695 shares
(3) Number of shareholders: 23,188 persons

(Translation)

(4) Major shareholders:

Name of shareholders	Investment in the company		Our investment in the shareholder	
	Number of shares (thousands)	Voting rights ratio (%)	Number of shares (thousands)	Voting rights ratio (%)
The Master Trust Bank of Japan., Ltd.(Trust account)	24,315	6.11	–	–
Keiaisha Co., Ltd.	20,000	5.02	1,183	10.62
Japan Trustee Service Bank, Ltd. (Trust account)	19,843	4.98	–	–
Euroclear Bank SA/NV	13,477	3.38	–	–
Shinsei Bank, Ltd.	12,501	3.14	–	–
The Sumitomo Trust Banking Co., Ltd.	12,349	3.10	2,100	0.14
Takahashi Industrial and Economic Research Foundation	12,347	3.10	–	–
J.P. Morgan Trust Bank Ltd. (Non-taxable account)	10,086	2.53	–	–
Sumitomo Mitsui Banking Corporation	10,000	2.51	1	0.02
State Street Bank and Trust Co.	9,098	2.29	–	–

Note: On April 15, 2003 (though the reporting obligation arose on March 31, 2003), J.P. Morgan investment Management Inc. and four other joint holders, jointly represented by Anderson Mori Law Firm, filed a report concerning a change of substantial shareholding with the Director, Kanto Finance Bureau of the Finance Ministry of Japanese Government. However, these new shareholders are not included in the above table of our major shareholders, because the Company is not in a position to confirm the final number of our shares beneficially owned by them as of the end of this fiscal year (March 31, 2003).
Meanwhile, the said report can be outlined as follows:
Name of substantial shareholders: J.P. Morgan Investment Management Inc. and four other joint holders
Number of shares held: 33,910 thousand shares
Shareholding ratio: 8.49%
(Number of shares held and shareholding ratio include number of latent shares held.)

3. Acquisition, disposal, etc. and holding of treasury shares

(1) Treasury stocks as at the end of the previous fiscal year
Common stock: 8,574 shares

(2) Treasury stocks acquired
Acquisition due to purchase of shares falling short of a full unit of shares
Common stock: 58,279 shares
Total acquisition price: 31,419 thousand yen

(3) Treasury stocks disposed of
Common stock: None
Total disposal price: None

(4) Treasury stocks as at the end of this fiscal year
Common stock: 66,853 shares

(Translation)

4. Employees

Classification	Number of employees	Increase (decrease) from the end of the previous year	Average age	Average of working years
Male	2,044	(20)	39.7	16.3
Female	468	(30)	32.2	10.6
Total or average	2,512	(50)	38.3	15.2

5. Major lenders

Lenders	Outstanding borrowing (millions of yen)	Shares held by lender	
		Number of shares (thousands)	Voting rights ratio (%)
The Sumitomo Trust & Banking Co., Ltd.	9,400	12,349	3.10
Sumitomo Mitsui Banking Corporation	9,200	10,000	2.51
The Bank of Tokyo-Mitsubishi, Ltd.	9,200	8,047	2.02
UFJ Bank Limited	7,000	4,101	1.03
Mizuho Corporate Bank, Ltd.	6,500	3,220	0.81

6. Principal consolidation

(1) Principal subsidiaries

Name	Paid-in capital	Voting rights ratio	Main business lines
Minebea Technologies Pte. Ltd.	7,000 thousand Singapore dollars	100.0% (100.0%)	Sales of bearings, electronics devices and others
Pelmec Thai Ltd.	1,100,000 thousand Thai bahts	100.0%	Manufacture and sales of bearings
Minebea Thai Ltd.	8,381,818 thousand Thai bahts	100.0%	Manufacture and sales of keyboards, motors and others
Minebea Electronics (Thailand) Co., Ltd.	1,563,545 thousand Thai bahts	100.0% (27.7%)	Manufacture and sales of electronic devices and components
Power Electronics of Minebea Co., Ltd.	1,610,000 thousand Thai bahts	100.0% (13.9%)	Manufacture and sales of electronics devices and components
NMB (USA) Inc.	311,093 thousand US dollars	100.0%	Holding company
NMB Technologies Corporation	6,800 thousand US dollars	100.0% (100.0%)	Sales of bearings, electronics devices and others
New Hampshire Ball Bearings, Inc.	94,000 thousand US dollars	100.0% (100.0%)	Manufacture and sales of bearings
NMB-Minebea UK Ltd.	43,700 thousand Stg£	100.0%	Manufacture and sales of bearings

(Translation)

Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.	190,060 thousand US dollars	100.0%	Manufacture and sales of bearings and electronics devices

Note. 1. The parenthesized figures of the voting-right ratio in the above table respectively show the ratio of indirect ownership.

2. As NMB-Minebea UK Ltd., which was renamed on March 31, 2003 from Rose Bearings Ltd. has increased its importance, the firm has been listed as our principal subsidiary from this fiscal year.

(2) Progress in consolidation

In August 2002, the Company and Huan Hsin Holdings Ltd. (a Singaporean corporation established a joint venture company named Sheng Ding Pte. Ltd. (in which the Company shares 60% in the ownership). And the joint venture company founded Shanghai Shun Ding Technologies Ltd. (in which the Company shares 60% indirectly in the ownership) in People's Republic of China in November 2002., which plans to manufacture keyboards for personal computers.

Besides, the Company established three sales companies in People's Republic of China. They are Minebea (Hong Kong) Ltd. (100% owned by the Company) set up in August 2002; Minebea (Shenzen) Ltd. (100% owned by the Company) and Minebea Trading (Shanghai) Ltd. set up in September 2002.

(3) Results of consolidation

The number of consolidated subsidiaries is 52, and the number of affiliates, to which the equity method for consolidation is applied, is 2.

Consolidated sales and consolidated net loss for this fiscal year were 272,202 million yen and 2,434 million yen, respectively.

7. Major offices and plants

Name	Location
Head Office / Karuizawa Manufacturing Unit	Nagano Prefecture
Tokyo Head Office	Tokyo
Hamamatsu Manufacturing Unit	Shizuoka Prefecture
Fujisawa Manufacturing Unit	Kanagawa Prefecture
Omori Manufacturing Unit	Tokyo
Matsuida Factory	Gunma Prefecture
Saku Factory	Nagano Prefecture

(Translation)

8. Directors and Corporate Auditors

Title	Name	Responsibilities or principal occupation (as of March 31, 2003)
President and Representative Director	Tsugio Yamamoto	
Senior Managing Director	Masahito Saigusa	Member of Tokyo Office Administration Executive Council; in charge of Administration in General; Chairman of the Business Reform Committee
Senior Managing Director	Yoshihisa Kainuma	Member of Tokyo Office Administration Executive Council; in charge of Personnel & General Affairs, Logistics and Procurement; Member of Business Reform Committee
Senior Managing Director	Takayuki Yamagishi	General Manager of 2nd Manufacturing Headquarters; General Manager of Hamamatsu Manufacturing Unit; in charge of R&D Headquarters; Member of Business Reform Committee
Senior Managing Director	Rikuro Obara	General Manager of 1st Manufacturing Headquarters; General Manager of Karuizawa Manufacturing Unit; in charge of R&D Headquarters; Member of Business Reform Committee
Senior Managing Director	Ryusuke Mizukami	Member of Tokyo Office Administration Executive Council; in charge of Corporate Planning, Business Administration and Information Systems, Environment Management and R&D Headquarters; Member of Business Reform Committee
Senior Managing Director	Kenji Senoue	Member of Tokyo Office Administration Executive Council; in charge of Strategy Planning; Member of Business Reform Committee
Senior Managing Director	Tosei Takenaka	In charge of Asian Region Operations
Managing Director	Koichi Dosho	In charge of Sales Headquarters, European & American Regional Sales Headquarters, European Region Operations and R&D Headquarters; Member of Business Reform Committee
Managing Director	Takashi Yamaguchi	Member of Tokyo Office Administration Executive Council; in charge of Finance; Member of Business Reform Committee
Managing Director	Tomihiro Maruta	General Manager of Fujisawa Manufacturing Unit
Director	Sadao Sawamura	General Manager of Information Systems Department; Secretary of Business Reform Committee
Director	Akihiro Hirao	General Manager of Omori Manufacturing Unit; in charge of Engineering Management; General Manager of Engineering Management Office
Director	Sadahiko Oki	In charge of Accounting; General Manager of Accounting Department; General Manager of Internal Auditing Office

(Translation)

Title	Name	Responsibilities or principal occupation (as of March 31, 2003)
Director	Takuya Naka	In charge of Legal Affairs; General Manager of Legal Department; General Manager of Patent Administration Office
Director	Yukio Shimizu	Deputy General Manager of Sales Headquarters; in charge of Japan & Asian Regional Sales; General Manager of Japan & Asian Regional Sales Headquarters
Director	Masayoshi Yamanaka	In charge of North & South American Region Operations
Director	Shunji Mase	General Manager of Personnel & General Affairs Department; Secretary of Tokyo Office Administration Executive Council; Secretary of Business Reform Committee
Director	Hiroharu Katogi	In charge of Business Administration; Secretary of Business Reform Committee
Director	Susumu Fujisawa	In charge of China Operations
Director	Masamitsu Osada	General Manager of Mechatronics Division
Director	Akio Okamiya	General Manager of Karuizawa Manufacturing Unit R&D Center; General Manager of Karuizawa Manufacturing Unit Chemical Integration Laboratory
Director	Atsushi Matsuoka	President and Representative Director, Keiaisha Co., Ltd.
Director	Chanchai Leetavorn	Chairman, Asia Credit Plc.
Director	Tomeshiro Takeuchi	Senior Managing Director, Keiaisha Co., Ltd.
Corporate Auditor (Standing)	Shinichi Mori	
Corporate Auditor (Standing)	Yoshinori Amano	
Corporate Auditor	Mitsuo Ichikawa	Senior Managing Director, Keiaisha Co., Ltd.
Corporate Auditor	Toshiro Uchida	Certified Public Tax Accountant

Notes: 1 Messrs. Atsushi Matsuoka and Chanchai Leetavorn are the independent Directors as are provided in Article 188 paragraph 2 item (7)-2 of Commercial Code.

2 Messrs. Mitsuo Ichikawa and Toshiro Uchida are external Corporate Auditors as required under paragraph 1 of Article 18 of the Law For Special Exceptions to the Commercial Code concerning Audit etc., of Corporations.

(Translation)

Balance Sheet
(as of March 31, 2003)

(Unit: millions of yen)

Assets	
Item	**Amount**
Current Assets	**128,363**
Cash and cash equivalents	7,487
Notes receivable	2,249
Accounts receivable – trade	36,680
Purchased goods	4,510
Finished goods	1,278
Raw materials	2,122
Work in process	2,410
Supplies	170
Prepaid expenses	380
Short-term loans receivable from subsidiaries	60,202
Accounts receivable – other	5,568
Deferred tax assets	4,231
Others	1,172
Allowance for doubtful receivables	(100)
Fixed Assets	**234,305**
Tangible fixed assets	**32,073**
Buildings	11,607
Structures	661
Machinery and equipment	6,314
Vehicles	15
Tools, furniture and fixtures	2,255
Land	11,067
Construction in progress	150
Intangible fixed assets	**841**
Leasehold rights and other intangibles	841
Investments and other assets	**201,391**
Investments in securities	3,730
Investment securities in subsidiaries	155,357
Investments in partnerships	0
Investments in partnerships with subsidiaries	27,733
Long-term loans receivable	11
Long-term loans receivable from subsidiaries	8,567
Long-term deferred tax assets	7,983
Others	1,982
Allowance for doubtful receivables	(3,975)
Deferred Assets	**13**
Bond issuance expenses	13
Total Assets	**362,682**

Note: Amounts less than one million yen are omitted.

(Translation)

(Unit: millions of yen)

Liabilities	
Item	**Amount**
Current Liabilities	**100,327**
Notes payable	2,998
Accounts payable – trade	23,817
Short-term loans payable	52,033
Commercial paper	3,000
Current portion of long-term loans payable	500
Current portion of bonds	10,000
Accounts payable – other	4,193
Accrued income taxes	71
Accrued expenses	816
Accrued bonuses	1,943
Notes payable for equipment	100
Others	853
Long-term Liabilities	**81,114**
Bonds	28,000
Convertible bonds	27,080
Bonds with warrant	4,000
Long-term loans payable	22,000
Allowance for retirement benefits	34
Total Liabilities	**181,442**
Shareholders' Equity	
Common stock	**68,258**
Additional paid-in capital	**94,756**
Capital reserve	94,756
Retained earnings	**18,299**
Earned surplus	2,085
Voluntary reserve	11,500
General reserve	11,500
Unappropriated retained earnings	4,714
[Current net income]	[1,227]
Difference on revaluation of the marketable securities	**(36)**
Treasury stock	**(37)**
Total Shareholders' Equity	**181,240**
Total Liabilities and Shareholders' Equity	**362,682**

Note: Amounts less than one million yen are omitted.

(Translation)

Profit and Loss Statement
(From April 1, 2002 through March 31, 2003)

(Unit: millions of yen)

Item			Amount	
Ordinary Income and Expenses	**Operating income and expenses**	**Operating income**		**162,952**
		Net Sales	162,952	
		Operating expenses		**157,934**
		Cost of sales	136,897	
		Selling, general and administrative expenses	21,036	
		Operating income		**5,018**
	Other income and expenses	**Other income**		**9,420**
		Interest income	969	
		Dividends received	7,786	
		Rent income on fixed assets	504	
		Others	159	
		Other expenses		**3,375**
		Interest and discount charges	1,392	
		Interest on bonds	1,252	
		Foreign currency exchange loss	294	
		Others	436	
	Ordinary income			**11,062**
Extraordinary Income and Loss		**Extraordinary income**		**450**
		Gain on sales of fixed assets	123	
		Gain on sales of investments in securities	3	
		Liquidation dividend from subsidiary company	205	
		Reversal of allowance for doubtful receivables	118	
		Extraordinary loss		**8,117**
		Loss on sales of fixed assets	117	
		Loss on sales of investments in securities	4,945	
		Loss on revaluation of investments securities in subsidiaries	2,280	
		Loss on liquidation of affiliated companies	256	
		Loss for after-care of products	23	
		Retirement benefit expense	494	
Income before Income Taxes				**3,395**
Income taxes (including enterprise tax)				999
Adjustment of income taxes				1,168
Total income taxes				2,167
Net Income				**1,227**
Retained earnings brought forward from the previous year				3,486
Unappropriated retained earnings at end of year				**4,714**

Note: Amounts less than one million yen are omitted.

(Translation)

Notes to the Balance Sheet and Profit and Loss Statement

1. Significant Accounting Policies

(1) Standards and method of valuation of securities

Shares in subsidiaries and affiliates: Stated at cost as determined by the moving average method.

Other securities:

Securities with market value: Stated at market value based on the market price, etc. as of the fiscal year-end (the evaluation balances are calculated by the total direct capitalization method and the cost of sales is calculated by the moving average method).

Securities without market value: Stated at cost as determined by the moving average method.

(2) Standards and method of valuation of inventories

Purchased goods: Stated at cost as determined by the moving average method.

Finished goods: Stated at cost as determined by the moving average method.

Raw materials: Stated at cost as determined by the moving average method in respect of materials for bearings, fasteners, measuring equipment, motors and special machinery equipment.

Work in process: Stated at cost as determined by the moving average method in respect of bearings, fasteners and motors.
Stated at cost as determined respectively in respect of measuring equipment, special motors and special machinery equipment.

Supplies: Stated at cost as determined by the moving average method in respect of expendables for manufacturing bearings, fasteners, measuring equipment, motors and special machinery equipment.

(3) Method of depreciation of fixed assets

Tangible fixed assets: Declining balance method. The useful life and the residual value reported here are calculated according to the standards equivalent with those specified for in the corporate tax law. However, a depreciable asset of small value (the acquisition value of which is 100,000 yen or more but less than 200,000 yen) is depreciated equally each year over three years.

Intangible fixed assets: Straight line method. The useful life reported here are calculated according to the standards equivalent with those specified for in the corporate tax law. However, for software (used by the company), the straight line method on the basis of the estimated usable period (5 years) established within the Company is used.

(4) Method of accounting of deferred assets

Bond issuance expense: Amortized equally each year over three years pursuant to the Commercial Code.

Other items are charged to expense as incurred.

(5) Standards of accounting of allowances

Allowance for doubtful receivables:

To provide against loss on bad debts, the estimated uncollectible amounts are shown, with respect to receivables in general, based on the actual uncollectibility ratios and, with respect to specific doubtful receivables, through individual consideration of collectibility.

Accrued bonuses: To provide against payment of bonuses to employees, accrued bonuses are shown based on the anticipated amounts of payment.

(Translation)

Allowance for retirement benefits:

To provide against payment of retirement allowance to employees, the amount that is recognized to have accrued at the fiscal year-end is shown on the basis of the estimated amounts of the retirement allowance liabilities and pension funds as of the fiscal year-end.
With respect to the difference at the time of the change of the accounting principles (2,474 million yen), the amount obtained by five-year proration is shown as "retirement benefit expense" in Extraordinary Loss.
The difference resulting from mathematical calculations is recorded as expense on a straight-line basis for a certain period (five years) starting from the year following the year in which such difference arose.

(6) Standards of conversion of accounts receivable or payable in a foreign currency into yen amounts

Accounts receivable and accounts payable in a foreign currency are converted into yen amounts at spot exchange rates at the fiscal year-end. Conversion loss or income is recorded as expense or income, respectively.

(7) Method of accounting of important lease transactions

Financial lease transactions other than those in which the ownership of a leased asset is considered to be transferred to the lessee, is accounted for in the same manner as ordinary lease transactions.

(8) Method of important hedging accounting

Accounts receivable and accounts payable in a foreign currency hedged by foreign exchange contracts, etc., are treated with hedging designation.
Foreign exchange contracts are utilized by the Finance Department for hedging foreign exchange risks involving import and export transactions.
When a foreign exchange contract is entered into, it is allocated to a particular transaction in the same amount of the foreign currency and due on the same date in accordance with the risk management policy. Therefore, we believe that the correlation with subsequent changes in the exchange rates is completely ensured.

(9) Accounting on Treasury Stocks, Breakdown of Legal Reserve, etc.

The accounting for this fiscal year has been applied with the *Accounting Standard for Treasury Stocks and Breakdown of Legal Reserve, etc.* (Business Accounting Standard No. 1 set forth by the Business Accounting Standard Commission, February 21, 2002). The change has caused no effect to our profit and loss, however.

(10) Description Method of Balance Sheets etc.

The accounting for this fiscal year has been calculated on the basis of *Article 3 of the Supplementary Provision of the Commercial Code Enforcement Regulations* (set forth by Ordinance No. 22 of the Ministry of Justice, March 29, 2002). Accordingly, Shareholders' Equity comprises common stock, additional paid-in capital, retained earnings, and other items.
As a result, the capital reserve is described as the details of additional paid-in capital, while the earned surplus, voluntary reserve, and unappropriated retained earnings being described as the details of retained earnings.

(11) Per-share Information

Starting from the Fiscal year 2003 (April 1, 2002 to March 31, 2003), the Accounting Standard for Annual Net Income Per Share (Corporate Accounting Standard No.2 specified by the Corporate Accounting Standard Commission, September 25, 2002) and the Accounting Standard Application Guideline for Annual Net Income Per Share (Corporate Accounting Standard Application Guideline No.4 specified by the Corporate Accounting Standard Commission, September 25, 2002) are applied to the calculation of net income (or loss) per share. As to net income (or loss) per share in the 57th term, we have found no difference between the amount calculated by the new method and the amount calculated as in the past.

(12) Other Important Items for Preparation of Financial Statements

Consumption tax and other related taxes are excluded from revenue and purchase of the Company.

(Translation)

2. Receivables from and payable to subsidiaries

Short-term receivables: 25,657 million yen
(excluding short-term loan receivable from subsidiaries)
Short-term payable: 19,943 million yen

3. Accumulated depreciation of tangible fixed assets 48,849 million yen

4. In addition to the fixed assets listed in the Balance Sheet, the Company uses computers, etc. on lease.

5. Important assets and liabilities in foreign currencies

Accounts receivable-trade: 12,558 million yen
(Primarily composed of: 91,421 thousand US dollars, 11,728 thousand Euros)

Investment securities in subsidiaries: 154,321 million yen
(Primarily composed of: 310,246 thousand US dollars, 87,000 thousand Singapore dollars, 15,738,296 thousand Thai bahts, 43,700 thousand Sterling pounds, 40,000 thousand Hong Kong dollars)

Investments in partnerships with subsidiaries: 27,733 million yen
(Composed of: 191,060 thousand US dollars, 30,102 thousand Euros)

Accounts payable-trade: 11,497 million yen
(Primarily composed of: 84,601 thousand US dollars, 10,150 thousand Euros)

6. Guarantees 37,369 million yen

7. Outstanding balance and exercise price of the subscription warrants are as follows:

4th Series Unsecured Bonds with Warrants
Outstanding amount: 4,000 million yen
Exercise price: 1,350 yen

8. Net income per share 3.08 yen

As you see from the statements of income, our net income amounts to 1,227 million yen, on the one hand. On the other, the net income applicable for calculation of per-share net income involving common stock also amounts to 1,227 million yen. And the number of common stocks used to figure the per-share net income amounts to 399,131 thousand shares on the average during this fiscal year.

9. Sales to subsidiaries 92,231 million yen

10. Purchase from subsidiaries 116,178 million yen

11. Amount of non-operating transactions with subsidiaries

15,432 million yen

12. Total amount of research and development expenses

The research and development expenses included in the general administrative expenses and the manufacturing cost for this period under review were 8,677 million yen.

(Translation)

13. Tax effect accounting

(1) Breakdown by cause of the deferred tax assets and the long-term deferred tax assets:

Excess over the maximum tax-deductible amount of accrued bonuses	631 million yen
Excess over the maximum tax-deductible amount of accrued retirement allowance	18
Evaluation loss on investment securities	2,210
Evaluation loss on shares in subsidiaries	1,096
Loss on the liquidation of affiliates	239
Excess over the maximum tax-deductible amount of allowance for doubtful receivables	1,593
Loss carried forward	6,291
Difference on revaluation of the marketable securities	24
Others	166
Total deferred tax assets	12,214

(2) Breakdown by cause of the difference between the applicable legal effective tax rate and the actual rate of corporate income tax, etc. after tax effect accounting:

Legal effective tax rate	40.0%
(Adjustment)	
Non-tax deductible item such as entertainment expense	2.1
Taxation on per capita basis of inhabitant tax, etc.	1.4
Withholding taxes, etc.	18.8
Difference adjusted from corporate income tax return	(5.0)
Difference from amended legal effective tax rate	6.0
Others	0.6
Actual rate of corporate income tax, etc. after tax effect accounting	63.9

(3) Adjustment of deferred tax assets due to changes in rate of corporate tax etc.

The legal effective tax rate applied for calculation of deferred tax assets was 40.0% for the previous fiscal year. For this fiscal year, the rate is 40.0% for liquidity and 39.0% for fixed, respectively. In result, the deferred tax assets have decreased by 204 million yen, while the adjustment of the corporate income tax etc. reported as an expense for this fiscal year has increased by the same amount.

14. Retirement allowance accounting

(1) Retirement allowance plan adopted by the company

The company has fully adopted a qualified retirement pension plan to provide against retirement payments to employees.

(2) Substance of retirement benefit liabilities

① Retirement benefit liabilities and their breakdown:

(a)	Retirement benefit liabilities	8,953 million yen
(b)	Pension assets	6,304
(c)	Balance (a – b)	2,649
(d)	Untreated amount of the difference at the time of the change of the accounting principle	989
(e)	Unrecognized difference of mathematical calculations	1,805
(f)	Balance (c – d - e)	(145)
(g)	Prepaid pension expenses	145
(h)	Allowance for retirement benefit (f – g)	(Note)

Note: On the Balance Sheet, a 34 million yen excess over the retirement benefit reserve resulting from the transition to the qualified pension plan in the previous years is included in the "Allowance for retirement benefit ".

(Translation)

② Breakdown of expense for retirement benefit:

Service expense	503 million yen
Interest expense	252
Expected investment income	180
Difference treated as expense at the time of the change of the accounting principle	494
Difference of mathematical calculations treated as expense	254

(3) Calculation basis for retirement benefit liabilities

Discount rate	3.0%
Expected investment income rate	3.0%
Method of periodic allocation of expected retirement benefit amounts	Periodic fixed standard
Number of years required for the treatment of the difference of mathematical calculations	5 years (From the following period, it is charged to expense by the straight-line method.)
Number of years required for the treatment of the difference resulting from the accounting change	5 years (A prorated amount is recorded as extraordinary loss.)

(Translation)

Proposed Appropriation of Unappropriated Retained Earnings

(Unit: yen)

Item	Amount
I. **Unappropriated retained earnings**	**4,714,423,973**
II. The above amount is appropriated as follows:	
Dividends (7 yen per share)	2,793,705,894
III. **Retained earnings carried forward to the next period**	**1,920,718,079**

(Translation)

Certified Copy of the Report of the Auditors

AUDIT REPORT OF THE INDEPENDENT AUDITORS

May 7, 2003

To: The Board of Directors
Minebea Co., Ltd.

Shin Nihon & Co.

Chikara Kanzawa (seal)
Representative Partner and Partner in Charge,
Certified Public Accountant

Hiroshi Saito (seal)
Representative Partner and Partner in Charge,
Certified Public Accountant

Kiyokazu Tashiro (seal)
Representative Partner and Partner in Charge,
Certified Public Accountant

We have examined the Balance Sheet, the Profit and Loss Statement, the Business Report (limited only to the part relating to accounting), the Proposed Appropriation of Unappropriated Retained Earnings and the supplementary statements (limited only to the part relating to accounting) of MINEBEA CO., LTD. for the 57th fiscal year from April 1, 2002 to March 31, 2003, pursuant to Article 2 of the Law for Special Exceptions to the Commercial Code Concerning Audit etc., of Corporations. The part relating to accounting of the Business Report and the supplementary statements which have been audited is the portion based on the accounting books and records of the matters set out therein. It is the management of the Company that bears the responsibility of compilation of these financial statements and their supplementary details, while our responsibility being to express an opinion on the financial statements and their supplementary details from an independent standpoint.

Our examination was made in accordance with generally accepted auditing standards in Japan and, accordingly, we performed such auditing procedures as we considered necessary in the circumstances. These auditing standards require us to gain a reasonable assurance whether or not these financial statements and their supplementary details are free of material misstatement. The auditing is conducted on a test basis, while including our examination of descriptions in the financial statements and their supplementary details as an entirety that includes the accounting policies and their application methods adopted by the corporate management, as well as our assessment of the estimation that was made by the management. As a result of our audit conducted in these ways, we believe that we have obtained a reasonable basis for our opinions. The auditing procedures included auditing procedures of certain subsidiaries that we considered to be necessary.

As a result of the audit, we are of the opinion that:

(1) The Balance Sheet and the Profit and Loss Statement fairly present the financial position of the Company and the results of its operations in conformity with laws and ordinances and the Article of Incorporation of the Company;
(2) The Business Report (limited only to the part related to accounting) properly describes the situation of the Company in accordance with laws and ordinances and the Articles of Incorporation of the Company;
(3) The Proposed Appropriation of Unappropriated Retained Earnings is in conformity with laws and ordinances and the Articles of Incorporation of the Company; and
(4) There is no matter to be pointed out concerning the supplementary statements (limited only to the part related to accounting) according to the Commercial Code.

Neither our firm nor any of the partners in charge has any interest in the Company as required to be disclosed herein under the provisions of the Certified Public Accountant Law.

(Translation)

Certified Copy of the Report of the Board of Corporate Auditors

AUDIT REPORT

May 14, 2003

To: Mr. Tsugio Yamamoto
President and Representative Director
Minebea Co., Ltd.

Board of Corporate Auditors of Minebea Co., Ltd.

Shinichi Mori (seal)
Corporate Auditor (Standing)

Yoshinori Amano (seal)
Corporate Auditor (Standing)

Mitsuo Ichikawa (seal)
Corporate Auditor

Toshiro Uchida (seal)
Corporate Auditor

We, the Board of Corporate Auditors, have prepared this Audit Report by mutual consultation among ourselves following the report presented by each of the Corporate Auditors on their auditing method and the results of such audit with respect to performance of duties by the Directors during the 57th fiscal period from April 1, 2002 to March 31, 2003, and our report is hereby made as follows:

1. Overview of the audit method by the Corporate Auditors

Each Corporate Auditor attended meetings of the Board of Directors and other important meetings, received reports from Directors and others about business activities, reviewed documents for important decisions, etc., investigated the condition of business activities and assets of the Company at its head office and principal business offices and, when necessary, asked for business reports from subsidiaries, in accordance with the auditing policy and allocation of responsibilities, etc., as stipulated by the Board of Corporate Auditors.

In addition, we received reports and explanations from the independent auditors of the Company, and reviewed the financial statements and supplementary statements.

In addition to the above auditing methods, we, when necessary, asked for reports from Directors and others and closely examined the transactions in connection with Directors' competing transactions, transactions involving conflict of interests between Directors and the Company, granting of benefits by the Company for free, unusual transactions with subsidiaries or shareholders, and purchases and disposals of treasury stocks, and other matters.

2. Results of Audit

(1) We certify that the auditing method of Shin Nihon & Co. and the results of their audit are proper and correct.

(2) We certify that the Business Report fairly presents the situation of the Company in conformity with laws and ordinances and the Articles of Incorporation.

(3) We find no matter to be pointed out with respect to the Proposed Appropriation of Unappropriated Retained Earnings in light of the condition of the company's assets and other circumstances.

(4) The supplementary statements fairly present the matters to be described, and we find no matter to be pointed out about them.

(5) We find no unfair act or material fact in violation of laws and ordinances or the Articles of Incorporation with respect to the performance of duties by the Directors.

Further, we find no violation of duties by Directors with respect to their competing transactions, transactions involving conflict of interests between Directors and the Company, granting of benefits by the Company for free, unusual transactions with subsidiaries or shareholders, and purchases and disposals of treasury shares, and other matters.

Note: Corporate Auditors Mitsuo Ichikawa and Toshiro Uchida are external corporate auditors as stipulated in Section 1 of Article 18 of the Law For Special Exceptions to the Commercial Code Concerning to Audit etc., of Corporations.

(Translation)

Reference Matters Relating to the Exercise of Shareholders' Voting Rights

1. Number of voting rights held by the shareholders:

398,146 rights.

2. Proposals and related matters:

First Proposal:

Approval of the proposed appropriation of unappropriated retained earnings for the 57th Business Term. The details of the proposal are indicated on page 18 of the attachment.

Our policy concerning the appropriation of unappropriated retained earnings is that unappropriated retained earnings should be properly appropriated in consideration of the payment of dividends to shareholders, strengthening the Company's corporate structure, future business developments, and other related matters.

The payment of a dividend of 7 yen per share is proposed for the 57th Business Term.

Second Proposal:

Partial revision of the Articles of Incorporation.

1. Reasons for the revision

(1) In order to reflect the current business activities of the Company, a part of the items in Article 2 of our present Articles of Incorporation (Purpose) shall be deleted. Accordingly, the relative item numbers in the Article need to be altered.

(2) On April 1, 2003 the Law Partially Amending the Commercial Code *(Law No. 44 of 2002)* came into force. The amendment now enables us, by fixing so in our Articles of Incorporation, to introduce a system of additional purchase of the shares less than one unit and to lessen the quorum of the shareholders necessary for an extraordinary resolution at a general meeting of shareholders, among others. Accordingly, for the further convenience for the shareholders, our proposal aims to add a new Article 7 (Claim for Additional Purchase of the Shares Less Than One Unit), as well as Clause 2 to Article 13 (Method of Resolutions) in our present Articles of Incorporation, respectively, thereby introducing the system for claim for additional purchase of the shares less than one unit while lessening the quorum required for an extraordinary resolution to certainly obtain the approval on extraordinary resolution. In addition, our proposal aims to make a necessary amendment also in present Article 7 (Transfer Agent) and present Article 8 (Share Handling Regulation), as well as to refine the relevant provisions of the present Articles of Incorporation.

(3) In consideration of the convenience for our shareholders, our proposal includes addition of Clause 2 to present Article 10 so that the general meeting of shareholders may be held not solely at the place where our head office is located but also at an adjoining place, or within the wards of Tokyo. As a result, the title shall be changed.

(4) In line with our implementation of reform in our management structure by the adoption of the Executive Officers System as our new system, our proposal aims to decrease the fixed number of our Board members by amending present Article 14 (Number of Directors). A necessary amendment is proposed also in present Article 11 (Chairman at General Meetings of Shareholders), present Article 16 (Representative Directors and Executive Directors), present Article 17 (Duties of Directors), and present Article 20 (Chairman and Convening of Meeting of the Board of Directors).

(Translation)

2. Substance of the revision

The substance of the revision is as shown below.

(Underlines indicate the revised text.)

Present Articles of Incorporation	Proposed Revision
CHAPTER I GENERAL PROVISIONS	CHAPTER I GENERAL PROVISIONS
Article 2. (Purpose) The purpose of the Company shall be to engage in the following businesses :	Article 2. (Purpose) The purpose of the Company shall be to engage in the following businesses :
1. Manufacture, sale, export and import of the following :	1. Manufacture, sale, export and import of the following :
(1) steel balls and ball and other type bearings;	(1) steel balls and ball and other type bearings;
(2) electric rotating components, control devices and gear trains;	(2) electric rotating components, control devices and gear trains;
(3) semiconductor elements, electronic devices and precision machinery;	(3) semiconductor elements, electronic devices and precision machinery;
(4) equipment loaded on aircraft or flight object, parts, components and materials thereof or therefor, and machinery and equipment related thereto;	(4) equipment loaded on aircraft or flight object, parts, components and materials thereof or therefor, and machinery and equipment related thereto;
(5) welding machinery;	(Deleted)
(6) medical instruments and apparatus for medical use;	(5) medical instruments and apparatus for medical use;
(7) electronic sound instruments;	(6) electronic sound instruments;
(8) fasteners and metal products and jigs related thereto;	(7) fasteners and metal products and jigs related thereto;
(9) ordinary and special steel wires and steel bars and rods;	(8) ordinary and special steel wires and steel bars and rods;
(10) fire-treated products, handguns and other firearms;	(9) fire-treated products, handguns and other firearms;
(11) measuring equipment for civil engineering use;	(10) measuring equipment for civil engineering use;
(12) household electric appliances, electric machinery and equipment, industrial machinery and equipment, machinery and equipment related thereto, machinery and equipment for vehicle applications, and scientific and chemical equipment and instruments;	(11) household electric appliances, electric machinery and equipment, industrial machinery and equipment, machinery and equipment related thereto, machinery and equipment for vehicle applications, and scientific and chemical equipment and instruments;
(13) wheels and other important parts for motor vehicles;	(12) wheels and other important parts for motor vehicles;
(14) non-ferrous metal die casting;	(13) non-ferrous metal die casting;
(15) furniture, room interior, artistic handicrafts and interior decorations;	(Deleted)
(16) parking facilities and parts thereof; and	(14) parking facilities and parts thereof; and
(17) machinery, equipment, parts and components required for the manufacture of any of the foregoing products;	(15) machinery, equipment, parts and components required for the manufacture of any of the foregoing products;
2. Consulting for various measuring operations, electric works, and engineering and supervision ;	2. Consulting for various measuring operations, electric works, and engineering and supervision ;
3. Heat treating and surface treating;	3. Heat treating and surface treating;
4.Sheet metal processing and pressing;	4.Sheet metal processing and pressing;
5. Sale of the following: (1) cosmetics, pharmaceuticals, quasi-pharmaceuticals and sporting goods; (2) footwear, sundry goods for everyday use, furniture and decorations; (3) educational equipment and books; and (4) liquors and cooling and other beverages;	(Deleted)
6. Manufacture, processing and sale of Japanese wear, western wear and bedding;	(Deleted)
7. Processing and sale of clocks and watches, precious metals, precious stones, fur products and various other adornments;	(Deleted)
8. Leasing of products set forth in item 1.(12) above, furniture and decorations;	(Deleted)
9. Purchase, sale, leasing, brokerage and management of real estate;	5. Purchase, sale, leasing, brokerage and management of real estate;

(Translation)

Current	Proposed
10. Money-lending;	6. Money-lending;
11. Operation of wedding halls, dressing and cooking schools, lunchrooms and restaurants;	(Deleted)
12. Soliciting subscriptions for life insurance and non-life insurance agency;	(Deleted)
13. Export and import, export and import agency business, and sale of the following: (1) flowers, seeds, saplings, vegetables, fruits, trees and garden plants; (2) swine and other animals, skin and internal organs thereof, and various kinds of food; (3) pet animals, equipment for breeding them, and feed; and (4) prefabricated houses;	(Deleted)
14. Export and import, export and import agency business, manufacture and sale of feed for livestock and marine products industry, and equipment for breeding livestock and marine products industry;	(Deleted)
15. Consulting services relating to livestock business;	(Deleted)
16. Any and all other business incidental or relating to any of the foregoing; and	7. Any and all other business incidental or relating to any of the foregoing; and
17. Securities investment.	8. Securities investment.
CHAPTER II. SHARES	CHAPTER II. SHARES
(New)	Article 7. (Claim for Additional Purchase of the Shares less Than One Unit) A shareholder (Including beneficial shareholder entered on or recorded in the register of beneficial shareholders; hereinafter the same) who owns such shares as their number counts less than one unit shall be entitled to claim to the Company to sell the number of shares that becomes one unit if added with such shares less than one unit now in hand.
Article 7. (Transfer Agent) The Company shall have a transfer agent concerning shares. The transfer agent and its business handling place shall be determined by a resolution of the Board of Directors. The register of shareholders and the register of beneficial shareholders of the Company shall be kept at the business handling place of the transfer agent, and the registration of transfer of shares, receipt of notices of beneficial shareholders, registration of pledges, indications of trust property, delivery of the share certificates, receipt of notifications, handling request of purchase of shares falling short of one unit of shares, and other business connected with the shares shall be handled by the transfer agent and not by the Company.	Article 8. (Transfer Agent) The Company shall have a transfer agent concerning shares. The transfer agent and its business handling place shall be determined by a resolution of the Board of Directors. The register of shareholders, the register of beneficial shareholders of the Company and registry of loss of share certificates shall be kept at the business handling place of the transfer agent, and the registration of transfer of shares, receipt of notices of beneficial shareholders, handling request of purchase of shares falling short of one unit of shares, sales of the number of shares that becomes one unit if added with such shares less than one unit now in hand and other business connected with the shares shall be handled by the transfer agent and not by the Company
Article 8. (Share Handling Regulation) The kind of share certificates of the Company and the procedures and fees relating to the registration of transfer of shares, receipt of notices of beneficial shareholders, handling request of purchase of shares falling short of one unit of shares, and other business connected with the shares shall be in accordance with	Article 9. (Share Handling Regulation) The kind of share certificates of the Company and the procedures and fees relating to the registration of transfer of shares, receipt of notices of beneficial shareholders, handling request of purchase of shares falling short of one unit of shares, sales of the number of shares that becomes one unit if added with such shares

the share handling regulation as established by the Board of Directors.	less than one unit now in hand and other business connected with the shares shall be in accordance with the shares handling regulation as established by the Board of Directors.
Article 9. (Record date) Shareholders entered on or recorded in the register of shareholders (Including beneficial shareholders entered on the register of beneficial shareholders; hereinafter the same) as of each date for the settlement of accounts shall be deemed to be the shareholders entitled to vote at the ordinary general meeting of shareholders pertaining to such date for settlement of accounts. In addition to the preceding paragraph, in case of necessity, the Company may, by a resolution of the Board of Directors and giving prior public notice, deem that shareholders or registered pledges entered on the register of shareholders as of a specified date be those entitled to exercise their rights.	Article 10. (Record date) Shareholders entered on or recorded in the register of shareholders as of each date for the settlement of accounts shall be deemed to be the shareholders entitled to vote at the ordinary general meeting of shareholders pertaining to such date for settlement of accounts. In addition to the preceding paragraph, in case of necessity, the Company may, by a resolution of the Board of Directors and giving prior public notice, deem that shareholders or registered pledges entered on the register of shareholders as of a specified date be those entitled to exercise their rights.
CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS	CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS
Article 10. (Time of Convening of General Meetings of Shareholders) An ordinary general meeting of shareholders shall be convened every June and extraordinary general meetings of shareholders shall be convened whenever need arises. (New)	Article 11. (Time and Place of General Meetings of Shareholders) An ordinary general meeting of shareholders shall be convened every June and extraordinary general meetings of shareholders shall be convened whenever need arises. General meeting of shareholders of the Company shall be held at the place where the Company has its head office, or in its adjoining location, or within the wards of Tokyo.
Article 11. (Chairman at General Meetings of Shareholders) Chairmanship at general meetings of shareholders shall be assumed by the President, or in case the office of President is vacant or he/she is unable to act, then by another Director in the order previously determined by the Board of Directors.	Article 12. (Chairman at General Meetings of Shareholders) Chairmanship at general meetings of shareholders shall be assumed by the Representative Director, or in case more than one person are elected as the Representative Director, then it may be convened by Representative Director in the order previously determined by the Board of Directors, and the office of Representative Director is vacant or he/she is unable to act, then by another Director in the order previously determined by the Board of Directors.
Article 12. (Exercise of Voting Rights by Proxy)	Article 13. (Exercise of Voting Rights by Proxy) Not amended
Article 13. (Method of Resolutions) Unless otherwise provided by law or orders, a resolution of the general meeting of shareholders shall be adopted by a majority of the votes of shareholders present. (New)	Article 14. (Method of Resolutions) Unless otherwise provided by law or orders, a resolution of the general meeting of shareholders shall be adopted by a majority of the votes of shareholders present. A resolution presented to a general meeting of shareholders of the Company as is stipulated by Article 343 of the Commercial Code shall be adopted in case the shareholders holding more than one-third of the voting rights held by total shareholders are present at the said meeting and the resolution is supported by the majority exceeding two-thirds of the voting rights of the

(Translation)

	shareholders presented.
CHAPTER IV. DIRECTORS AND THE BOARD OF DIRECTORS	CHAPTER IV. DIRECTORS AND THE BOARD OF DIRECTORS
Article 14. (Number of Directors) The Company shall have not more than thirty-five(35) Directors.	Article 15. (Number of Directors) The Company shall have not more than ten(10) Directors.
Article 15. (Election of Directors)	Article 16. (Election of Directors) Not amended
Article 16. (Representative Directors and Executive Directors) By a resolution of the Board of Directors, there shall be elected a Representative Director or Representative Directors. By a resolution of the Board of Directors, there may be elected one (1) Chairman of the Board of Directors, one (1) Vice Chairman of the Board of Directors, one (1) President/Director, one (1) or more Vice Presidents/Directors, one (1) or more Senior Managing Directors and one (1) or more Managing Directors.	Article 17. (Representative Directors and Executive Directors) By a resolution of the Board of Directors, there shall be elected a Representative Director or Representative Directors. By a resolution of the Board of Directors, there may be elected one (1) Chairman of the Board of Directors, one (1) Vice Chairman of the Board of Directors.
Article 17. (Duties of Directors) The Chairman of the Board of Directors shall preside over the principal features of business and the Vice Chairman of the Board of Directors shall assist the Chairman of the Board of Directors. The President/Director shall execute resolutions of the Board of Directors and control the overall business of the Company. The Vice President(s)/Director(s), Senior Managing Director(s) and Managing Director(s) shall manage daily business of the Company, assisting the President/Director. In case the Chairman of the Board of Directors is unable to act, the Vice Chairman of the Board of Directors shall preside over the principal features of business. In case the President/Director is unable to act, another Director shall, in the order previously determined by the Board of Directors, control the overall business of the Company in his/her place.	Article 18. (Duties of Directors) Chairman of the Board of Directors shall preside over the principal features of business and Vice-Chairman of the Board of Directors shall assist the Chairman of the Board of Directors. A Representative Director shall represent the Company and shall supervise the progress of business execution of the Company In case the Chairman of the Board of Directors is/are unable to act, the Vice-Chairman of the Board of Directors shall become the acting chairman. In case the Representative Director is unable to act, another Director shall take the acting role according to the order previously determined by the Board of Directors.
Article 18. (Term of Office of Directors)	Article 19. (Term of Office of Directors) Not amended
Article 19. (Remuneration of Directors)	Article 20. (Remuneration of Directors) Not amended
Article 20. (Chairman and Convening of Meetings of the Board of Directors) A meeting of the Board of Directors shall be convened by the President, by whom the chairmanship shall be assumed. In case the office of President is vacant or he/she is unable to act, then it may be convened by another Director in the order previously determined by the Board of Directors. Notice of a meeting of the Board of Directors shall be dispatched to each Director and each Corporate Auditor not later than three (3) days prior to the date set for the meeting; provided, however, that, in case of emergency, such period may be shortened.	Article 21. (Chairman and Convening of Meetings of the Board of Directors) A meeting of the Board of Directors shall be convened by Representative Director, by whom the chairmanship shall be assumed. In case more than one person are elected as the Representative Director then it may be convened by Representative Director in the order previously determined by the Board of Directors, and the office of Representative Director is vacant or he/she is unable to act, then it may be convened by another Director in the order previously determined by the Board of Directors. Notice of a meeting of the Board of Directors shall be

(Translation)

	dispatched to each Director and each Corporate Auditor not later than three (3) days prior to the date set for the meeting; provided, however, that, in case of emergency, such period may be shortened.
Article 21. (Method of Resolutions of the Board)	Article 22. (Method of Resolutions of the Board) Not amended
Article 22. (Consultants and Advisers)	Article 23. (Consultants and Advisers) Not amended
Article 23. (Board of Directors Regulation)	Article 24. (Board of Directors Regulation) Not amended
CHAPTER V. CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS	CHAPTER V. CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS
Article 24. (Number of Corporate Auditors)	Article 25. (Number of Corporate Auditors) Not amended
Article 25. (Election of Corporate Auditors)	Article 26. (Election of Corporate Auditors) Not amended
Article 26. (Term of Office of Corporate Auditors)	Article 27. (Term of Office of Corporate Auditors) Not amended
Article 27. (Remuneration of Corporate Auditors)	Article 28. (Remuneration of Corporate Auditors) Not amended
Article 28. (Full-time Corporate Auditors)	Article 29. (Full-time Corporate Auditors) Not amended
Article 29. (Convening of Meetings of the Board of Corporate Auditors)	Article 30. (Convening of Meetings of the Board of Corporate Auditors) Not amended
Article 30. (Method of Resolutions of the Board of Corporate Auditors)	Article 31. (Method of Resolutions of the Board of Corporate Auditors) Not amended
Article 31. (Board of Corporate Auditors Regulation)	Article 32. (Board of Corporate Auditors Regulation) Not amended
CHAPTER VI. ACCOUNTS	CHAPTER VI. ACCOUNTS
Article 32. (Business Year and the Date for the Settlement of Accounts)	Article 33. (Business Year and the Date for the Settlement of Accounts) Not amended
Article 33. (Dividends)	Article 34. (Dividends) Not amended

Third Proposal:

Election of 10 Directors

The terms of office of all of the 25 directors will expire at the conclusion of the Meeting. We therefore propose the election the new directors.

The Company intends to reinforce the functions of its Board so as to cope with the increasingly severe business environment by newly adopting an Executive Officer System; this new system will help clarify the distinction furthermore between our decision-making and supervisory functions and our business executing functions. Toward this direction, we plan to keep strengthening our business executing functions in attempts to activate our corporate management all the more.

Based on these aims, we consider to decrease the number of the Board of Directors to ten from twenty-five at present, thereby expecting our decision making to be more pertinent through further active discussions.

Accordingly, the election of 10 Directors is proposed. The candidates are:

(Translation)

No.	Name (Date of Birth)	Biographical Sketch (as of May 30, 2003)	Number of shares owned
1	Tsugio Yamamoto (March 12, 1935)	1964 Dec Joined the Company 1977 Jan Manager of Domestic Marketing Department 1983 Dec Director 1993 Dec Managing Director 1994 Dec General Manager of Sales Headquarters in charge of Japan and Asian Sales 1998 Jun Senior Managing Director 1999 Jun President and Representative Director (Present)	21,000
2	Yoshihisa Kainuma (February 6, 1956)	1983 Apr Admitted to bar in Japan (Member of Tokyo Dai-ni bar Association) 1988 Nov Admitted to bar in New York 1988 Dec Director and General Manager of Legal Dept. of the Company 1990 Oct Representative Senior Managing Director of Keiaisha NMB Co., Ltd.(currently Keiaisha Co., Ltd.), 1992 Dec Managing Director and Deputy General Manager of Operation Headquarters 1994 Dec Senior Managing Director (Present) General Manager of European and American Regional Sales of Sales Headquarters Deputy General Manager of Operation Headquarters 1995 Jul General Manager of Operation Headquarters 2001 Aug Member of Tokyo Office Administration Executive Council, in charge of Personnel & General Affairs and Logistic & Procurement (Present) 2001 Jun Director of Keiaisha Co., Ltd. (Present) 2001 Oct Member of the Business Reform Committee (Present)	7,000
3	Takayuki Yamagishi (May 14, 1938)	1962 Mar Joined the Company 1988 Mar Deputy General Manager of Electronics Business Division 1988 Dec Director 1992 Dec Managing Director 1994 Dec Senior Managing Director (Present), General Manager of 2nd Manufacturing Headquarters 1995 Dec In charge of R&D Center, President and Representative Director of Minebea Electronics Co, Ltd. (Present) 1997 Apr General Manager of Hamamatsu Manufacturing Unit 2001 Apr In charge of R&D Headquarters 2001 Oct Member of the Business Reform Committee (Present) 2003 Apr General Manager of Engineering Headquarters (Present)	15,885
4	Rikuro Obara (September 23, 1948)	1972 Dec Joined the Company 1986 Jul Deputy General Manager of Minebea Group Manufacturing Division 1986 Dec Director 1992 Mar General Manager of Karuizawa Manufacturing Unit (Present) 1993 Dec General Manager of Precision Motors Division 1994 Dec Managing Director General Manager of 1st Manufacturing Headquarters 1998 Jun Senior Managing Director (Present) 1999 Aug General Manager of Bearing Manufacturing Division of Karuizawa Manufacturing Unit 2001 Apr In charge of R&D Headquarters 2001 Oct Member of the Business Reform Committee (Present) 2003 Apr General Manager of Manufacturing Headquarters (Present)	7,588
5	Ryusuke Mizukami (December 31, 1940)	1967 Jun Joined the Company 1983 Nov General Manager of Corporate Planning Department 1986 Dec Director 1992 Dec General Manager of Corporate Communications Office 1994 Dec Managing Director 1996 Jul In charge of Environment Management (Present) 1999 Aug Member of Tokyo Office Administration Executive Council, in charge of Corporate Planning, Business	22,000

(Translation)

		Administration and Information Systems 2000 Oct Senior Managing Director (Present) 2001 Apr In charge of R&D Headquarters 2001 Oct Member of the Business Reform Committee (Present)	
6	Kenji Senoue (August 1, 1941)	1967 Jun Joined the Company 1986 Jul Manager of Fund Management Division and Fund Raising Division 1986 Dec Director 1992 Dec In charge of Overseas Finance of Corporate Finance & Accounting Headquarters 1994 Dec Managing Director 1999 Aug Member of Tokyo Office Administration Executive Council, in charge of Strategy Planning (Present) General Manager of Strategy Planning Office 2001 Jun Senior Managing Director (Present) 2001 Oct Member of the Business Reform Committee (Present)	46,000
7	Tosei Takenaka (Feburary 27, 1941)	1997 Jun Vice President and Director of The Sumitomo Trust & Banking Co., Ltd. 1998 Jun President and Director of Sumitomo Trust Securities Co., Ltd. 1999 Oct Corporate Advisor of the Company 2001 Feb In charge of Asian Region Operations (Present) 2001 Jun Senior Managing Director (Present)	8,000
8	Koichi Dosho (November 4, 1949)	1973 Mar Joined the Company 1989 Aug President of NMB-Minebea-GmbH. 1989 Dec Director 1992 Dec General Manager of European Region Operations (Present) 1999 Apr Managing Director (Present) 1999 Aug General Manager of Sales Headquarters, European & American Regional Sales Headquarters (Present) 2001 Apr In charge of R&D Headquarters 2001 Oct Member of the Business Reform Committee (Present)	8,000
9	Atsushi Matsuoka (July 13, 1930)	1967 Nov Director (Present) 1989 Jun President and Representative Director of Keiaisha NMB Co., Ltd. (currently Keiaisha Co., Ltd.) (Present)	166,765
10	Chanchai Leetavorn (December 18, 1927)	1973 Oct Minister of Commerce of Kingdom of Thailand 1979 May Deputy Minister of Finance of Kingdom of Thailand 1982 Oct Secretary General of the Board of Investment of Kingdom of Thailand 1984 Mar Chairman of Asia Credit Plc. (Present) 1990 Dec Director (Present)	0

Notes: 1. Messrs. Atsushi Matsuoka and Chanchai Leetavorn are the independent Directors candidates as provided in item (7)-2 of paragraph 2 of Article 188 of the Commercial Code.
2. The Company has business transactions with Keiaisha Co., Ltd. such as purchase of raw materials, etc. and leasing transactions for fixed assets.

Fourth Proposal:

Election of Three Corporate Auditors

The terms of office of three Corporate Auditors, namely, Mr. Shinichi Mori, Mr. Yoshinori Amano and Mr. Toshiro Uchida will expire at the conclusion of the Meeting. We therefore propose the election of three Corporate Auditors.

The candidates are as follows. For your information, the Board of Directors has obtained the approval of this proposal from the Board of Corporate Auditors.

No.	Name (Date of Birth)	Biographical Sketch (as of May 30, 2003)	Number of shares owned
1	Shinichi Mori (September 29, 1939)	1962 Mar Joined the Company 1988 Mar General Manager of 3rd Manufacturing Department of Karuizawa Manufacturing Unit 1992 Oct General Manager of Mechanical Assembly Department of Karuizawa Manufacturing Unit 1997 Jun Standing Corporate Auditor (Present)	1,000

(Translation)

2	Yoshinori Amano (June 10, 1940)	1965 Mar 1981 Jan 1983 Jul 1990 Apr 1991 Mar 1994 Jan 1998 Jul 2000 Jun	Joined the Company Deputy General Manager of Tokyo Sales Department of NMB Co., Ltd. Deputy General Manager of Motor Sales Promotion Department of NMB Co., Ltd. General Manager of Operation Department of Shizuoka Office of the Company General Manager of Market Development Department of Bearing Sales Headquarters of Keiaisha NMB Co., Ltd. (the present Keiaisha Co., Ltd.) Deputy General Manager of Sales Operation Department of Keiaisha NMB Co., Ltd. Deputy General Manager of Operation Department of Keiaisha NMB Co., Ltd. Standing Corporate Auditor (Present)	1,000
3	Isao Hiraide (March 10, 1942)	1996 Jul 1998 Jul 1999 Jul 2000 Dec	Manager of Research and Management Section of Research and Inspection Department of Kanto Shinetsu Regional Taxation Bureau Deputy General Manager of Research and Inspection Department of Kanto Shinetsu Regional Taxation Bureau District Director of Utsunomiya Tax Office Tax Advisor to the Company (Present)	1,000

Note: Mr. Isao Hiraide is an external Corporate Auditor as required under paragraph 1 of Article 18 of the Law For Special Exceptions to the Commercial Code concerning Audit etc., of Corporations.

(Translation)

Fifth Proposal:

Payment of Retirement Allowances to the Retiring Directors and Corporate Auditor

At the conclusion of the Meeting, Directors Masahito Saigusa, Tomeshiro Takeuchi, and Corporate Auditor Toshiro Uchida will retire and Directors Takashi Yamaguchi, Tomihiro Maruta, Sadao Sawamura, Akihiro Hirao, Sadahiko Oki, Takuya Naka, Yukio Shimizu, Masayoshi Yamanaka, Shunji Mase, Hiroharu Katogi, Susumu Fujisawa, Masamitsu Osada, and Akio Okamiya will retire and upon the adoption of Executive Officer System assume the Offices of Executive Officers.

We therefore propose to grant the appropriate amount of Retirement Allowance as per the Company's rule to these Retiring Directors and Corporate Auditor.

It is also proposed that the specific amounts of the Retirement Allowance, the timing and the method of presentation, etc., be left to the discretion of the Board of Directors and the deliberation of Corporate Auditors, respectively.

The following table gives a summary of service records of the retiring Directors and Corporate Auditor.

Name	Biographical Sketch (as of May 30, 2003)	
Masahito Saigusa	1990 Dec	Managing Director, Deputy General Manager of Corporate Finance & Accounting Headquarters
	1992 Dec	General Manager of Corporate Finance & Accounting Headquarters
	1994 Dec	Senior Managing Director (Present) General Manager of Corporate Planning & Administrative Headquarters
	1995 Jul	In charge of Furniture Business
	2001 Aug	Member of Tokyo Office Administration Executive Council and in charge of Administration in General (Present)
	2001 Oct	Chairman of the Business Reform Committee (Present)
Takashi Yamaguchi	1992 Dec	Director, Deputy General Manager of Corporate Finance & Accounting
	1993 Sep	Director, General Manager of Finance Department
	1994 Dec	Managing Director (Present) General Manager of Corporate Finance & Accounting Headquarters
	1999 Aug	Member of Tokyo Office Administration Executive Council, in charge of Finance (Present)
	2001 Oct	Member of the Business Reform Committee (Present)
Tomihiro Maruta	1991 Dec	Director, General Manager of the 1st Manufacturing Division of Karuizawa Manufacturing Unit
	1992 Oct	General Manager of Rod-End Manufacturing Department of Karuizawa Manufacturing Unit General Manager of Bearing Manufacturing Division of Karuizawa Manufacturing Unit
	1996 Apr	In charge of Rod-End Manufacturing Division in Karuizawa Manufacturing Unit and Fujisawa Manufacturing Unit
	1997 Jun	General Manager of Fujisawa Manufacturing Unit (Present)
	1998 Jun	Managing Director (Present)
Sadao Sawamura	1986 Dec	Director (Present), General Manager of Systems Department
	1989 Jun	In charge of Systems Promotion, Hamamatsu Project.
	1992 Jul	General Manager of Systems Department
	1999 Aug	General Manager of Information Systems Department (Present)
	2001 Oct	Secretary of the Business Reform Committee (Present)
Akihiro Hirao	1986 Dec	Director (Present), Technical Manager of Tokyo Rashi Plant (present)
	1990 Jan	General Manager of R&D Center
	1997 Jun	General Manager of Omori Manufacturing Unit (Present)
	1999 Aug	In charge of Engineering Management (Present)
Sadahiko Oki	1986 Dec	Director (Present), General Manager of Accounting Department (Present)
	1999 Aug	In charge of Accounting (Present)
	2000 Oct	General Manager of Internal Auditing Office (Present)
Takuya Naka	1992 Dec	Director (Present), General Manager of Legal Department (Present)
	1999 Jan	General Manager of Patent Administration Office (Present)
	1999 Aug	In charge of Legal Affairs (Present)
Yukio Shimizu	1993 Dec	Director (Present)
	1999 Aug	Deputy General Manager of Sales Headquarters; in charge of Japan & Asian Regional Sales, General Manager of Japan & Asian Regional Sales Headquarters (Present)
Masayoshi Yamanaka	1993 Dec	Director (Present), In charge of North and South America Region Operations (Present)

(Translation)

Shunji Mase	1993 Dec 1999 Aug 2001 Oct	Director (Present), General Manager of General Affairs Department General Manager of Personnel & General Affairs Department Secretary-General of Office Tokyo Office Administration Executive Council (Present) Secretary of the Business Reform Committee (Present)
Hiroharu Katogi	1993 Dec 1999 Aug 2001 Apr 2001 Oct	Director (Present), General Manager of General Administration Department General Manager of Business Administration Department In charge of Business Administration (Present) Secretary of the Business Reform Committee (Present)
Susumu Fujisawa	1998 Jun 2001 Feb	Director (Present), In charge of Asian Region Operations In charge of China Operations (Present)
Masamitsu Osada	2001 Feb	Director (Present), General Manager of Mechatronics Division (Present)
Akio Okamiya	2001 Jun 2002 Mar	Director (Present), General Manager of Karuizawa Manufacturing Unit R&D Center (Present) General Manager of Karuizawa Manufacturing Unit Chemical Integration Laboratory (Present)
Tomeshiro Takeuchi	1988 Dec	Director (Present)
Toshiro Uchida	1997 Jun	Corporate Auditor (Present)

Sixth Proposal:

Amendment to Remuneration for Directors

The 35th general meeting of our shareholders held on December 25, 1981 approved the remuneration for Directors of the Company to be less than forty-one million yen per month. This approval remains unchanged to date.

As a result of adopting the Executive Officer System, the number of directors is to be decreased. Accordingly, we would like to amend the maximum amount of monthly remuneration to be less than twenty-five million yen, subject to your approval of the Second Proposal pertaining to amendment of Articles of Incorporation specifying the fixed number of Directors.

After approval of the Second Proposal, the fixed number of Directors will become ten.

(Translation)

(For reference)

The consolidated financial statements for this fiscal year are as follows:

Consolidated Balance Sheet
(as of March 31, 2003)

(Unit: millions of yen)

Assets	
Item	**Amount**
Current Assets	**127,447**
Cash and cash equivalents	14,177
Notes and accounts receivable	54,085
Inventories	43,204
Deferred tax assets	8,593
Others	7,856
Allowance for doubtful receivables	(469)
Fixed Assets	**192,608**
Tangible fixed assets	**162,960**
Building and structure	97,395
Machinery and transportation equipment	191,394
Tools, furniture and fixtures	47,497
Land	16,710
Construction in progress	438
Accumulated depreciation	(190,476)
Intangible fixed assets	**13,749**
Consolidation adjustments	12,837
Others	912
Investments and other assets	**15,898**
Investment in securities	3,982
Long-term loans receivable	188
Deferred tax assets	9,494
Others	2,715
Allowance for doubtful receivables	(483)
Deferred Assets	**13**
Total Assets	**320,069**

Note: Amounts less than one million yen are omitted.

(Translation)

(Unit: millions of yen)

Liabilities	
Item	**Amount**
Current Liabilities	**134,459**
Notes and accounts payable	24,025
Short-term loans payable	67,475
Commercial paper	3,000
Current portion of long-term loans payable	787
Current portion of bonds	10,000
Accrued income taxes	2,662
Accrued bonuses	3,358
Reserve for loss on liquidation of the business of switching supplies, inductors and transformers, etc.	3,144
Reserve for environmental preservation expenses	1,206
Others	18,799
Long-term Liabilities	**87,128**
Bonds	28,000
Convertible bonds	27,080
Bonds with warrant	4,000
Long-term loans payable	26,782
Allowance for retirement benefit	229
Others	1,036
Total Liabilities	**221,587**
Minority Interest in Consolidated Subsidiaries	**269**
Shareholders' Equity	
Common stock	**68,258**
Additional paid-in capital	**94,756**
Retained earnings	**(454)**
Difference on revaluation of other marketable securities	**(37)**
Foreign currency translation adjustments	**(64,274)**
Treasury stock	**(37)**
Total Shareholders' Equity	**98,212**
Total Liabilities, Minority Interest in Consolidated Subsidiaries and Shareholders' Equity	**320,069**

Note: Amounts less than one million yen are omitted.

(Translation)

Consolidated Profit and Loss Statement
(From April 1, 2002 through March 31, 2003)

(Unit: millions of yen)

Item	Amount	
Net Sales		**272,202**
Cost of Sales		**203,500**
Gross Profit		**68,702**
Selling, General and Administrative Expenses		**49,350**
Operating Income		**19,352**
Other Income		
Interest income	243	
Dividends income	48	
Equity income of affiliates	10	
Others	923	**1,226**
Other Expense		
Interest expenses	4,765	
Foreign currency exchange loss	506	
Others	1,886	**7,158**
Ordinary Income		**13,420**
Extraordinary Income		
Gain on sales of fixed assets	34	
Gain on sales of investment in securities	3	**37**
Extraordinarily Loss		
Loss on sales of fixed assets	110	
Loss on disposal of fixed assets	602	
Loss on revaluation of investments securities	4,945	
Loss on liquidation of affiliates	1,843	
Loss on liquidation of the business of switching supplies, inductors and transformers, etc.	3,144	
Loss for after-care of products	482	
Environment preservation expense	1,206	
Retirement benefit expense	626	**12,961**
Income before Income Taxes		**495**
Income taxes (including enterprise tax)	4,276	
Adjustment of income taxes	(1,369)	2,906
Minority interest in earnings of consolidated subsidiaries		23
Net Loss		**2,434**

Note: Amounts less than one million yen are omitted.

(Translation)

ROUTE MAP

Place:	1st floor of the new building of Asama Sunday House at 4106-282, Oaza-Miyota, Miyota-machi, Kitasaku-gun, Nagano Telephone: 0267-32-4022	
Traffic:	Shinano Line	From Miyota Station, approx. five minutes by car.
	Shinkansen bound for Nagano	From Karuizawa Station, approx. 25 minutes by car.
		From Sakudaira Station, approx. 20 minutes by car.



Entrance to Asama Sun Line
Mitsuya
Mitsuya-Higashi
Maseguchi
National Road No.18
To Karuizawa
Kyu Nakasendo
To Naka Karuizawa
Miyota-machi municipal office
Miyota station
Shinano Line
Minebea Co., Ltd.
Prefecture Road Saku, Karuizawa Line
To Komoro
Miyota Co., Ltd.
The site of the Ordinary General Meeting of Shareholders, Asama Sunday House
Entrance to Miyota station
Otaikita
To Saku

(Translation)

The following is an English translation of the Notice of the Resolutions Made at the 57th Ordinary General Meeting of Shareholders of Minebea Co., Ltd.
The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.

June 27, 2003

To the Shareholders

4106-73, Oaza Miyota, Miyota-machi,
Kitasaku-gun, Nagano Prefecture
MINEBEA CO., LTD.
Tsugio Yamamoto
Representative Director

03 JUL -3 7:21

Notice of the Resolutions Made at the 57th Ordinary General Meeting of Shareholders

We are pleased to notify our shareholders that the proposed items were presented and resolved as follows at the Company's 57th Ordinary General Meeting of Shareholders (hereafter the "Meeting") held on June 27, 2003.

Matters reported:

The Balance Sheet as of March 31, 2003, the Business Report and the Profit and Loss Statement for the 57th Business Term (began on April 1, 2002 and ended on March 31, 2003) were reported at the Meeting.

Matters voted on and resolved:

First proposal:
Approval of the proposed appropriation of unappropriated retained earnings for the 57th Business Term

This First proposal was approved as originally proposed, and it was resolved that the amount of dividend be 7 yen per share.

Second proposal:
Partial revision of the Articles of Incorporation

This Second proposal was approved as originally proposed.
Details of the revision are shown in the Table of Revisions on the following pages.

Third proposal:
Election of Ten Directors

With respect to this proposal, the following 10 Directors were elected as originally proposed and have assumed office:
Messrs. Tsugio Yamamoto, Yoshihisa Kainuma, Takayuki Yamagishi, Rikuro Obara, Ryusuke Mizukami, Kenji Senoue, Tosei Takenaka, Koichi Dosho, Atsushi Matsuoka, Chanchai Leetavorn (all of them reelected)
Messrs. Atsushi Matsuoka and Chanchai Leetavorn are the independent Directors as are provided in Article 188 paragraph 2 item (7)-2 of the Commercial Code.

Fourth proposal:
Election of Three Corporate Auditors

With respect to this proposal, the following 3 Corporate Auditors were elected as originally proposed and have assumed office:
Messrs. Shinichi Mori, Yoshinori Amano (both reelected), Isao Hiraide (newly elected)
Mr. Isao Hiraide is an external Corporate Auditor as required under paragraph 1 of Article 18 of the Law For Special Exceptions to the Commercial Code concerning Audit etc., of Corporations.

(Translation)

Fifth proposal:
Payment of Retirement Allowances to the Retiring Directors and Corporate Auditor

With regard to this proposal, it was approved as originally proposed that the Company grant Messrs. Masahito Saigusa and Tomeshiro Takeuchi, retiring Directors; and Mr. Toshiro Uchida, a retiring Corporate Auditor; and also Messrs. Takashi Yamaguchi, Tomihiro Maruta, Sadao Sawamura, Akihiro Hirao, Sadahiko Oki, Takuya Naka, Yukio Shimizu, Masayoshi Yamanaka, Shunji Mase, Hiroharu Katogi, Susumu Fujisawa, Masamitsu Osada and Akio Okamiya, who are retiring from Directors and taking the Offices of Executive Officers, Retirement Allowances within the appropriate range of amount and in accordance with the Company regulations, and that specific amounts of Retirement Allowances as well as the timing and method of presentation, etc., be left to the discretion of the Board of Directors and the deliberation of Corporate Auditors, respectively.

Sixth proposal:
Amendment to Remuneration for Directors

This proposal was approved as originally proposed, and it was resolved that the maximum amount of remuneration for Directors be 25 million yen per month.

Table of Revisions (Underlines indicate the revised text.)

Before Revision	After Revision
CHAPTER I GENERAL PROVISIONS	CHAPTER I GENERAL PROVISIONS
Article 2. (Purpose) The purpose of the Company shall be to engage in the following businesses :	Article 2. (Purpose) The purpose of the Company shall be to engage in the following businesses :
1. Manufacture, sale, export and import of the following :	1. Manufacture, sale, export and import of the following :
(1) steel balls and ball and other type bearings;	(1) steel balls and ball and other type bearings;
(2) electric rotating components, control devices and gear trains;	(2) electric rotating components, control devices and gear trains;
(3) semiconductor elements, electronic devices and precision machinery;	(3) semiconductor elements, electronic devices and precision machinery;
(4) equipment loaded on aircraft or flight object, parts, components and materials thereof or therefor, and machinery and equipment related thereto;	(4) equipment loaded on aircraft or flight object, parts, components and materials thereof or therefor, and machinery and equipment related thereto;
(5) welding machinery;	(Deleted)
(6) medical instruments and apparatus for medical use;	(5) medical instruments and apparatus for medical use;
(7) electronic sound instruments;	(6) electronic sound instruments;
(8) fasteners and metal products and jigs related thereto;	(7) fasteners and metal products and jigs related thereto;
(9) ordinary and special steel wires and steel bars and rods;	(8) ordinary and special steel wires and steel bars and rods;
(10) fire-treated products, handguns and other firearms;	(9) fire-treated products, handguns and other firearms;
(11) measuring equipment for civil engineering use;	(10) measuring equipment for civil engineering use;
(12) household electric appliances, electric machinery and equipment, industrial machinery and equipment, machinery and equipment related thereto, machinery and equipment for vehicle applications, and scientific and chemical equipment and instruments;	(11) household electric appliances, electric machinery and equipment, industrial machinery and equipment, machinery and equipment related thereto, machinery and equipment for vehicle applications, and scientific and chemical equipment and instruments;
(13) wheels and other important parts for motor vehicles;	(12) wheels and other important parts for motor vehicles;
(14) non-ferrous metal die casting;	(13) non-ferrous metal die casting;
(15) furniture, room interior, artistic handicrafts and interior decorations;	(Deleted)
(16) parking facilities and parts thereof; and	(14) parking facilities and parts thereof; and
(17) machinery, equipment, parts and components required for the manufacture of any of the foregoing products;	(15) machinery, equipment, parts and components required for the manufacture of any of the foregoing products;
2. Consulting for various measuring operations, electric works, and engineering and supervision;	2. Consulting for various measuring operations, electric works, and engineering and supervision;

(Translation)

3. Heat treating and surface treating;	3. Heat treating and surface treating;
4.Sheet metal processing and pressing;	4.Sheet metal processing and pressing;
5. Sale of the following: (1) cosmetics, pharmaceuticals, quasi-pharmaceuticals and sporting goods; (2) footwear, sundry goods for everyday use, furniture and decorations; (3) educational equipment and books; and (4) liquors and cooling and other beverages;	(Deleted)
6. Manufacture, processing and sale of Japanese wear, western wear and bedding;	(Deleted)
7. Processing and sale of clocks and watches, precious metals, precious stones, fur products and various other adornments;	(Deleted)
8. Leasing of products set forth in item 1.(12) above, furniture and decorations;	(Deleted)
9. Purchase, sale, leasing, brokerage and management of real estate;	5. Purchase, sale, leasing, brokerage and management of real estate;
10. Money-lending;	6. Money-lending;
11. Operation of wedding halls, dressing and cooking schools, lunchrooms and restaurants;	(Deleted)
12. Soliciting subscriptions for life insurance and non-life insurance agency;	(Deleted)
13. Export and import, export and import agency business, and sale of the following: (1) flowers, seeds, saplings, vegetables, fruits, trees and garden plants; (2) swine and other animals, skin and internal organs thereof, and various kinds of food; (3) pet animals, equipment for breeding them, and feed; and (4) prefabricated houses;	(Deleted)
14. Export and import, export and import agency business, manufacture and sale of feed for livestock and marine products industry, and equipment for breeding livestock and marine products industry;	(Deleted)
15. Consulting services relating to livestock business;	(Deleted)
16. Any and all other business incidental or relating to any of the foregoing; and	7. Any and all other business incidental or relating to any of the foregoing; and
17. Securities investment.	8. Securities investment.
CHAPTER II. SHARES	CHAPTER II. SHARES
(New)	Article 7. (Claim for Additional Purchase of the Shares less Than One Unit) A shareholder (Including beneficial shareholder entered on or recorded in the register of beneficial shareholders; hereinafter the same) who owns such shares as their number counts less than one unit shall be entitled to claim to the Company to sell the number of shares that becomes one unit if added with such shares less than one unit now in hand.
Article 7. (Transfer Agent) The Company shall have a transfer agent concerning shares. The transfer agent and its business handling place shall be determined by a resolution of the Board of Directors. The register of shareholders and the register of beneficial shareholders of the Company shall be kept at the business handling place of the transfer agent, and the registration of	Article 8. (Transfer Agent) The Company shall have a transfer agent concerning shares. The transfer agent and its business handling place shall be determined by a resolution of the Board of Directors. The register of shareholders, the register of beneficial shareholders of the Company and registry of loss of share certificates shall be kept at the business handling place of the

transfer of shares, receipt of notices of beneficial shareholders, registration of pledges, indications of trust property, delivery of the share certificates, receipt of notifications, handling request of purchase of shares falling short of one unit of shares, and other business connected with the shares shall be handled by the transfer agent and not by the Company.	transfer agent, and the registration of transfer of shares, receipt of notices of beneficial shareholders, handling request of purchase of shares falling short of one unit of shares, sales of the number of shares that becomes one unit if added with such shares less than one unit now in hand and other business connected with the shares shall be handled by the transfer agent and not by the Company
Article 8. (Share Handling Regulation) The kind of share certificates of the Company and the procedures and fees relating to the registration of transfer of shares, receipt of notices of beneficial shareholders, handling request of purchase of shares falling short of one unit of shares, and other business connected with the shares shall be in accordance with the share handling regulation as established by the Board of Directors.	Article 9. (Share Handling Regulation) The kind of share certificates of the Company and the procedures and fees relating to the registration of transfer of shares, receipt of notices of beneficial shareholders, handling request of purchase of shares falling short of one unit of shares, sales of the number of shares that becomes one unit if added with such shares less than one unit now in hand and other business connected with the shares shall be in accordance with the shares handling regulation as established by the Board of Directors.
Article 9. (Record date) Shareholders entered on or recorded in the register of shareholders (Including beneficial shareholders entered on the register of beneficial shareholders; hereinafter the same) as of each date for the settlement of accounts shall be deemed to be the shareholders entitled to vote at the ordinary general meeting of shareholders pertaining to such date for settlement of accounts. In addition to the preceding paragraph, in case of necessity, the Company may, by a resolution of the Board of Directors and giving prior public notice, deem that shareholders or registered pledges entered on the register of shareholders as of a specified date be those entitled to exercise their rights.	Article 10. (Record date) Shareholders entered on or recorded in the register of shareholders as of each date for the settlement of accounts shall be deemed to be the shareholders entitled to vote at the ordinary general meeting of shareholders pertaining to such date for settlement of accounts. In addition to the preceding paragraph, in case of necessity, the Company may, by a resolution of the Board of Directors and giving prior public notice, deem that shareholders or registered pledges entered on the register of shareholders as of a specified date be those entitled to exercise their rights.
CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS	CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS
Article 10. (Time of Convening of General Meetings of Shareholders) An ordinary general meeting of shareholders shall be convened every June and extraordinary general meetings of shareholders shall be convened whenever need arises. (New)	Article 11. (Time and Place of General Meetings of Shareholders) An ordinary general meeting of shareholders shall be convened every June and extraordinary general meetings of shareholders shall be convened whenever need arises. General meeting of shareholders of the Company shall be held at the place where the Company has its head office, or in its adjoining location, or within the wards of Tokyo.
Article 11. (Chairman at General Meetings of Shareholders) Chairmanship at general meetings of shareholders shall be assumed by the President, or in case the office of President is vacant or he/she is unable to act, then by another Director in the order previously determined by the Board of Directors.	Article 12. (Chairman at General Meetings of Shareholders) Chairmanship at general meetings of shareholders shall be assumed by the Representative Director, or in case more than one person are elected as the Representative Director, then it may be convened by Representative Director in the order previously determined by the Board of Directors, and the office of Representative Director is vacant or he/she is unable to act, then by another Director in the order previously determined by the Board of Directors.

(Translation)

Article 12. (Exercise of Voting Rights by Proxy)	Article 13. (Exercise of Voting Rights by Proxy) Not amended
Article 13. (Method of Resolutions) Unless otherwise provided by law or orders, a resolution of the general meeting of shareholders shall be adopted by a majority of the votes of shareholders present. (New)	Article 14. (Method of Resolutions) Unless otherwise provided by law or orders, a resolution of the general meeting of shareholders shall be adopted by a majority of the votes of shareholders present. A resolution presented to a general meeting of shareholders of the Company as is stipulated by Article 343 of the Commercial Code shall be adopted in case the shareholders holding more than one-third of the voting rights held by total shareholders are present at the said meeting and the resolution is supported by the majority exceeding two-thirds of the voting rights of the shareholders presented.
CHAPTER IV. DIRECTORS AND THE BOARD OF DIRECTORS	CHAPTER IV. DIRECTORS AND THE BOARD OF DIRECTORS
Article 14. (Number of Directors) The Company shall have not more than thirty-five(35) Directors.	Article 15. (Number of Directors) The Company shall have not more than ten(10) Directors.
Article 15. (Election of Directors)	Article 16. (Election of Directors) Not amended
Article 16. (Representative Directors and Executive Directors) By a resolution of the Board of Directors, there shall be elected a Representative Director or Representative Directors. By a resolution of the Board of Directors, there may be elected one (1) Chairman of the Board of Directors, one (1) Vice Chairman of the Board of Directors, one (1) President/Director, one (1) or more Vice Presidents/Directors, one (1) or more Senior Managing Directors and one (1) or more Managing Directors.	Article 17. (Representative Directors and Executive Directors) By a resolution of the Board of Directors, there shall be elected a Representative Director or Representative Directors. By a resolution of the Board of Directors, there may be elected one (1) Chairman of the Board of Directors, one (1) Vice Chairman of the Board of Directors.
Article 17. (Duties of Directors) The Chairman of the Board of Directors shall preside over the principal features of business and the Vice Chairman of the Board of Directors shall assist the Chairman of the Board of Directors. The President/Director shall execute resolutions of the Board of Directors and control the overall business of the Company. The Vice President(s)/Director(s), Senior Managing Director(s) and Managing Director(s) shall manage daily business of the Company, assisting the President/Director. In case the Chairman of the Board of Directors is unable to act, the Vice Chairman of the Board of Directors shall preside over the principal features of business. In case the President/Director is unable to act, another Director shall, in the order previously determined by the Board of Directors, control the overall business of the Company in his/her place.	Article 18. (Duties of Directors) Chairman of the Board of Directors shall preside over the principal features of business and Vice-Chairman of the Board of Directors shall assist the Chairman of the Board of Directors. A Representative Director shall represent the Company and shall supervise the progress of business execution of the Company In case the Chairman of the Board of Directors is/are unable to act, the Vice-Chairman of the Board of Directors shall become the acting chairman. In case the Representative Director is unable to act, another Director shall take the acting role according to the order previously determined by the Board of Directors.
Article 18. (Term of Office of Directors)	Article 19. (Term of Office of Directors) Not amended
Article 19. (Remuneration of Directors)	Article 20. (Remuneration of Directors) Not amended

(Translation)

Article 20. (Chairman and Convening of Meetings of the Board of Directors) A meeting of the Board of Directors shall be convened by the President, by whom the chairmanship shall be assumed. In case the office of President is vacant or he/she is unable to act, then it may be convened by another Director in the order previously determined by the Board of Directors. Notice of a meeting of the Board of Directors shall be dispatched to each Director and each Corporate Auditor not later than three (3) days prior to the date set for the meeting; provided, however, that, in case of emergency, such period may be shortened.	Article 21. (Chairman and Convening of Meetings of the Board of Directors) A meeting of the Board of Directors shall be convened by Representative Director, by whom the chairmanship shall be assumed. In case more than one person are elected as the Representative Director then it may be convened by Representative Director in the order previously determined by the Board of Directors, and the office of Representative Director is vacant or he/she is unable to act, then it may be convened by another Director in the order previously determined by the Board of Directors. Notice of a meeting of the Board of Directors shall be dispatched to each Director and each Corporate Auditor not later than three (3) days prior to the date set for the meeting; provided, however, that, in case of emergency, such period may be shortened.
Article 21. (Method of Resolutions of the Board)	Article 22. (Method of Resolutions of the Board) Not amended
Article 22. (Consultants and Advisers)	Article 23. (Consultants and Advisers) Not amended
Article 23. (Board of Directors Regulation)	Article 24. (Board of Directors Regulation) Not amended
CHAPTER V. CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS	CHAPTER V. CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS
Article 24. (Number of Corporate Auditors)	Article 25. (Number of Corporate Auditors) Not amended
Article 25. (Election of Corporate Auditors)	Article 26. (Election of Corporate Auditors) Not amended
Article 26. (Term of Office of Corporate Auditors)	Article 27. (Term of Office of Corporate Auditors) Not amended
Article 27. (Remuneration of Corporate Auditors)	Article 28. (Remuneration of Corporate Auditors) Not amended
Article 28. (Full-time Corporate Auditors)	Article 29. (Full-time Corporate Auditors) Not amended
Article 29. (Convening of Meetings of the Board of Corporate Auditors)	Article 30. (Convening of Meetings of the Board of Corporate Auditors) Not amended
Article 30. (Method of Resolutions of the Board of Corporate Auditors)	Article 31. (Method of Resolutions of the Board of Corporate Auditors) Not amended
Article 31. (Board of Corporate Auditors Regulation)	Article 32. (Board of Corporate Auditors Regulation) Not amended
CHAPTER VI. ACCOUNTS	CHAPTER VI. ACCOUNTS
Article 32. (Business Year and the Date for the Settlement of Accounts)	Article 33. (Business Year and the Date for the Settlement of Accounts) Not amended
Article 33. (Dividends)	Article 34. (Dividends) Not amended

(Translation)

At the meeting of the Board of Directors held after the Meeting, the following person was elected as Representative Director and has assumed office.

Representative Director: Tsugio Yamamoto

Additionally, the following Executive Officers were elected at the meeting of the Board of Directors and have assumed office. (* = Director)

*President and Chief Executive Officer	Tsugio Yamamoto
*Senior Managing Executive Officer	Yoshihisa Kainuma
*Senior Managing Executive Officer	Takayuki Yamagishi
*Senior Managing Executive Officer	Rikuro Obara
*Senior Managing Executive Officer	Ryusuke Mizukami
*Senior Managing Executive Officer	Kenji Senoue
*Senior Managing Executive Officer	Tosei Takenaka
*Managing Executive Officer	Koichi Dosho
Managing Executive Officer	Takashi Yamaguchi
Managing Executive Officer	Tomihiro Maruta
Executive Officer	Sadao Sawamura
Executive Officer	Akihiro Hirao
Executive Officer	Sadahiko Oki
Executive Officer	Takuya Naka
Executive Officer	Yukio Shimizu
Executive Officer	Masayoshi Yamanaka
Executive Officer	Shunji Mase
Executive Officer	Hiroharu Katogi
Executive Officer	Susumu Fujisawa
Executive Officer	Masamitsu Osada
Executive Officer	Akio Okamiya
Executive Officer	Eiichi Kobayashi
Executive Officer	Motoyuki Niijima
Executive Officer	Tadahiko Mori
Executive Officer	Hiroyuki Yajima
Executive Officer	Masao Iwasa
Executive Officer	Hirotaka Fujita
Executive Officer	Kunio Shimba
Executive Officer	Junichi Mochizuki

(Translation)

Payment of dividend

The dividend for the 57th business term will be paid on and after June 30, 2003. The payment may be received either by postal transfer or by bank transfer.

For those who have chosen postal transfer, please receive your dividend at a post office by submitting the enclosed "Payment by Postal Transfer Form" after affixing your seal to it.

For those who have chosen bank transfer, please check the remittance of your dividend shown on the enclosed "Statement for Payment of Dividend for the 57th Business Term" and "Notice of Remittance to Your Bank Account."